W. R. BERKLEY CORPORATION

2001 ANNUAL REPORT


Alderson Magee

"GIVE ME YOUR TIRED, YOUR POOR,
YOUR HUDDLED MASSES YEARNING TO BREATHE FREE"

W. R. Berkley Corporation

W. R. Berkley Corporation is a property casualty insurance holding company committed to building shareholder value by leveraging its capital and expertise.

Financial Highlights

(Dollars in thousands, except per share data)

December 31,	2001	2000	1999	1998	1997
FOR THE YEAR ENDED					
Total revenues	$1,941,797	$1,781,287	$1,673,668	$1,582,517	$1,400,310
Net premiums written	1,858,096	1,506,244	1,427,719	1,346,254	1,177,641
Net investment income	195,021	210,448	190,316	202,420	199,588
Service fees	75,771	68,049	72,344	70,727	71,456
Net income (loss) attributable to common stockholders	(91,546)	36,238	(37,060)	46,195	91,219
Earnings (loss) per common share:					
Basic	(3.14)	1.41	(1.44)	1.64	3.09
Diluted	(3.14)	1.39	(1.44)	1.59	3.02
Return on common stockholders' equity [1]	(11.7%)	5.6%	(5.4%)	6.0%	12.0%
AT YEAR END					
Total assets	$5,633,509	$5,022,070	$4,784,791	$4,983,431	$4,544,318
Total investments [2]	3,598,053	3,111,602	2,975,929	3,233,458	3,106,900
Common stockholders' equity	931,595	680,896	591,778	763,188	849,199
Total capitalization	1,500,359	1,249,223	1,184,696	1,463,713	1,545,651
Common shares outstanding (in thousands)	33,241	25,656	25,617	26,504	29,568
Common stockholders' equity per share	28.03	26.54	23.10	28.80	28.72

(1) Excluding the effects of reflecting certain fixed maturity securities at market value.

(2) Including trading account receivable from brokers and clearing organizations and trading account securities sold but not yet purchased.

Table of Contents

Cover: "Liberty" by Alderson Magee



"We are proud of our progress during the past year and even more proud of the resiliency and values of our nation and its people. The September 11th terrorist attacks were terrible in their impact, yet they did not destroy the American people's spirit. Our nation will continue to prosper because of its values of freedom and individual rights."

William R. Berkley
Chairman of the Board and
Chief Executive Officer

To Our Shareholders:

W. R. Berkley Corporation had an exciting but difficult year in 2001 — exciting in that property casualty insurance market conditions improved dramatically, difficult in that our financial results were disappointing due to adverse developments which required additions to reserves in our reinsurance business. Results were also affected by restructuring charges as we moved out of businesses



WILLIAM R. BERKLEY
Chairman of the Board and Chief Executive Officer

that didn't meet our profit criteria and by losses associated with the World Trade Center tragedy and other major events.

Despite the challenges of 2001, we ended the year well positioned to capitalize on continued improvement in market conditions. We are enthusiastic about the Company's prospects in 2002. Rarely have we seen opportunities greater than those available to us at the present time. The current pricing environment, together with improved terms and conditions, provides the opportunity to achieve outstanding financial results.

We predicted better times a year ago when we said, "Following a decade of declining premium rates and deteriorating underwriting terms, the property casualty insurance market improved in the second half of 2000. Many product lines experienced rate increases of 10% or more. This upward rate trend has extended into early 2001 and we think it is likely to continue for some time."

In fact, rate increases accelerated in 2001. The hardening of the market was already well under way in early September when the terrible tragedy of the terrorist attacks took place. The huge financial losses incurred by the insurance industry as a result of September 11th, as well as losses from the Enron collapse, forced insurers to face up to market realities, including poor underwriting results as a consequence of overly competitive pricing and the inadequacy of prior-year loss reserves. The reality of these conditions caused insurers to increase rates more rapidly. Our business was better priced in each quarter of 2001, and we believe it will be better priced throughout 2002. In addition to charging higher rates, insurers have been able to change terms and conditions to limit and better define their exposures, thus reducing their loss costs.

Our price increases in 2001 averaged more than 20%. Even increases of this magnitude do not make up for the significant price erosion that occurred in the

1990s, suggesting there is room for further substantial rate improvement. Moreover, because premium increases are not fully recognized for five quarters for primary insurance and ten quarters for reinsurance, the full positive impact of the past year's higher prices still lies ahead.

Results in 2001

Our financial results for 2001 were break-even on an operating basis compared with an operating profit last year (not including realized investment gains and losses and discontinued businesses). Net premiums written from continuing operations increased 30% over 2000.

We had a net loss of $3.14 per share in 2001. This result included after-tax charges totaling $123 million, or $4.22 per share, consisting of a $67 million increase in loss reserves for discontinued businesses, $21 million for additions to our reinsurance loss reserves, a $12 million reserve for potential surety reinsurance losses from the Enron bankruptcy and a $23 million charge related to September 11th losses.

The charge for discontinued businesses relates to our decision to withdraw from personal lines business in our regional segment and to discontinue the alternative markets division of our reinsurance segment. These withdrawals were consistent with our previously announced strategy to focus on lines of business in which we have a competitive advantage and can achieve returns in line with our objectives. We expect to complete our withdrawal from these areas prior to the end of 2002 as business runs off our books.

The additions to reserves were related primarily to our discontinued alternative markets reinsurance business and to treaty reinsurance contracts that were not renewed. Our policy is to establish reserves appropriately, based on our state of knowledge, to ensure the integrity of our balance sheet.

Cash flow from operations was a robust $209.9 million in 2001, compared with $76.3 million in 2000. Strong cash flow increases our investable assets, which totaled $3,598 million at the end of 2001. Each $100 million of investable assets generated approximately $.13 of net income per share in 2001.

> "I never give 'em hell.
> I just tell the truth and
> they think it's hell."
>
> Harry S. Truman



Net Premiums Written
(Dollars in Millions)
$1,178
$1,346
$1,428
$1,506
$1,858
1997
1998
1999
2000
2001



Net Investment Income
(Dollars in Millions)
$200
$202
$190
$210
$195
1997
1998
1999
2000
2001



Common Stockholders' Equity per Share
$28.72
$28.80
$23.10
$26.54
$28.03
1997
1998
1999
2000
2001

Strategic Focus

Property casualty insurance plays a vital role in the economy, allowing businesses and governmental entities to protect their financial resources against risks they do not want or cannot afford to assume on their own. Insurance is essentially a form of contingent capital — that is, capital that becomes available when a trigger event occurs. Enterprises purchase access to this contingent capital, at a specified premium or price. They make this decision based on their assessment of the inherent risks they face. They judge not only their inherent risks, but also the likelihood of any individual risk occurring and the amount of such exposure they are willing to assume based on their balance sheet and cash flow. In its simplest terms, insurance is an appropriate contingent mechanism that allows an enterprise to manage risk, safeguard its balance sheet and smooth earnings by spreading the costs of potentially large losses over a period of years. Insurance buyers also get the benefit of their insurers' loss control expertise and risk management services.

> "Everything comes to him who hustles while he waits."
>
> Thomas Edison

Berkley provides contingent capital and related services for all but the very largest enterprises. As the world becomes riskier, we see significant opportunity for a skilled, financially capable insurer like our Company.

Our strategy is to build value for our shareholders over the long term by focusing on segments of the property casualty insurance business that afford opportunities for excellent returns. We have moved away from commodity-type lines of business to concentrate on specialty lines that demand a high level of expertise and, in return, offer the potential for superior rewards. In pursuit of this strategy, we are deploying capital in segments of the business which offer the best opportunities and in which we can leverage our flexibility, responsiveness, expertise and strong relationships — each a traditional Berkley strength — to competitive advantage.

We believe that current industry conditions are similar in many ways to the last hardening market in the mid-1980s. We grew rapidly at that time, particularly in our specialty operations, which achieved a three-fold increase in net premiums written from 1984 to 1986 while delivering outstanding returns. Looking ahead today, we are targeting vigorous growth in our specialty segment, facultative reinsurance


Total Revenues
(Dollars in Millions)
$1,400
$1,583
$1,674
$1,781
$1,942
1997
1998
1999
2000
2001
Specialty
Alternative Markets
Reinsurance
Regional
International
Discontinued

Berkley's total revenues increased 14% in 2001, driven by price increases and new business.


Gross Premiums Written
(Dollars in Millions)
$1,419
$1,638
$1,735
$1,817
$2,208
1997
1998
1999
2000
2001

Gross premiums written increased for the tenth consecutive year.

operations and alternative markets segment. We expect solid growth in our regional segment.

Throughout the Company we are reducing our use of external reinsurance, thereby increasing our retention of business, to take greater advantage of current favorable market conditions.

We are also bolstering our professional skills in analytically based pricing, which uses statistical models to analyze losses, interest rates and other critical variables to help determine whether the prices we charge are adequate for the coverages we are providing.

New Business Ventures

As part of our strategy, we continuously explore potential acquisitions and new business ventures that offer exceptional opportunities.

In early 2002, we established a new unit, Berkley Capital Underwriters, LLC, to underwrite – on behalf of Berkley Insurance Company – a proportional form of reinsurance, with a strong emphasis on commercial and specialty casualty lines. This unit will help our clients better manage periods of transition associated with business expansion and premium growth, while at the same time managing the leverage against their capital base.

In December 2001, we announced our entrance into the excess medical malpractice market with the formation of Berkley Medical Excess Underwriters, LLC. The new unit will write excess coverage for healthcare providers that are self-insured or maintain captive facilities and reinsurance coverage for primary insurance companies. Severe contractions by other carriers have created an opportunity to build a position in this niche market, which is in need of rational capacity.

We formed Berkley Underwriting Partners, LLC, a management company that oversees managing general underwriter (MGU) program business. The dislocation of many existing MGU programs due to lost market and/or reinsurance support has created an opportunity to grow profitably with a few, select program managers who share Berkley's vision for underwriting profitability, returns and long-term relationships.

In May 2001, we launched InsurBanc, a joint venture with the Independent Insurance Agents of America. The new institution provides commercial banking services to independent insurance agents and their customers, using the Internet and other technology to enhance the agent-client relationship, not replace it. InsurBanc's keystone is to provide knowledgeable banking services for the independent agent.

Balance Sheet and Capital Resources

The discipline of maintaining a solid balance sheet is imperative to our long-term success. In each of our businesses, we focus on profitability rather than market share. Moreover, our disciplined reserving policy is transparent in our paid-to-incurred claims ratio of 84% in 2001, which is substantially better than the industry. A lower than industry percentage means that a company is reserving on a more conservative basis than the industry average. Well-reserved companies are better able to avoid adverse development and to write new business, and benefit from favorable market conditions such as those that exist today.

During 2001, we raised $316 million in additional equity capital through two public offerings to support our growth in the current period of excellent opportunities.

> "Nothing endures but change."
>
> Heraclitus

In May, we listed our common stock on the New York Stock Exchange under the ticker symbol BER. Our move to the NYSE is a milestone in the Company's history and furthers our commitment to building shareholder value and broadening our investor base.

Results of Business Segments

Decentralized operations that promote entrepreneurship and maintain accountability are fundamental to our business approach. We operate through subsidiaries that have the flexibility to respond to local or specific market conditions. This approach allows our units to be close to their customers and to understand and respond to their needs and risk characteristics. At the same time, our holding company structure enables us to capitalize on the benefits of economies of scale through our centralized capital, investment and reinsurance management, technological expertise and professional staff services.

Paid to Incurred Claims
W. R. Berkley Versus Industry


101%
86%
99%
83%
101%
86%
101%
91%
92%*
84%
1997
1998
1999
2000
2001
*Industry estimate
Industry
W. R. Berkley

We are disciplined in maintaining adequate loss reserves, as indicated by our lower ratio of paid to incurred claims.

Specialty segment: Our specialty segment registered excellent growth in 2001, increasing its net premiums written by 85%. The rate of premium increase accelerated quarter by quarter. Net premiums written rose by 55% in the first quarter over the comparable 2000 period, 81% in the second, 92% in the third and 107% in the fourth. Specialty lines are customized to provide clients with risk management solutions which are tailored to their needs and individually priced, as opposed to standard insurance, which is priced more like a commodity. Customers are turning increasingly to specialty markets as standard markets harden and coverage becomes more difficult to obtain. Premium growth in 2001 was due primarily to higher premium rates, often accompanied by more restrictive terms and conditions. We expect the specialty segment to become increasingly important to Berkley as we concentrate on high-margin business by leveraging our underwriting and claims expertise.

Alternative markets segment: Our alternative markets segment increased its revenues by 23% in 2001. This segment develops, insures and administers self-insurance programs and various alternative risk transfer mechanisms for corporations, governmental entities and other organizations. This segment primarily focuses on the workers' compensation marketplace. The hardening of the conventional insurance market creates a dynamic growth opportunity in alternative markets. As insurance premiums increase, more of the best risks are likely to turn to alternative market mechanisms to control their costs. In addition, because fees are typically based on a percentage of the implied premium, a hardening market leads to fee growth without the need for additional capital investment on our part. We anticipate continuing substantial earnings improvement for our alternative markets segment in 2002.

Reinsurance segment: Net premiums written in our reinsurance segment declined in 2001 because of the withdrawal from commodity-type standard treaty reinsurance products, as announced in 2000, and from alternative markets reinsurance in 2001. We have, in effect, restructured our reinsurance business by getting out of areas that represented sizable premium volumes but offered the prospect of only modest profits even in the best of times. With these withdrawals, we are focused on reinsurance sectors in which we can best apply our specialized underwriting expertise. We are currently expanding our facultative reinsurance group, which is similar in risk exposure to the excess and surplus lines business in that it deals with individual risks. The consistently outstanding results of our facultative business provides a strong foundation for profitable growth. In the treaty business, we are emphasizing specialty-type business written in the form of excess of loss treaties. We believe these changes, coupled with a reduction in reinsurers' capacity, will allow us to have more significant participations and greater influence over the terms and conditions of coverage. Our strategic repositioning and the hardening market should lead to robust earnings growth.

> **"Drive thy business, or it will drive thee."**
>
> Benjamin Franklin

Regional segment: Our regional segment had an outstanding year, as it continued to benefit from the major restructuring that we implemented three years ago. Net premiums written advanced 22% in 2001 while pretax operating income increased nearly tenfold to $40 million. Our regionals' combined ratio improved to 96.4% in the fourth quarter compared with 113.6%

in the fourth quarter of 2000, highlighting the significant progress we have made. The personal lines that we exited in 2001 represented about 7% of Berkley's net premiums written. However, they have historically accounted for approximately 50% of our regional weather-related catastrophe losses and produced modest financial returns with little hope of significant improvement. This segment is now focused exclusively on meeting the insurance needs of small- to medium-sized businesses and governmental entities. Although the commercial lines market remains competitive in certain areas, we have been able to implement a series of rate increases over the past two years. As personal lines flow off our books and pricing continues to improve on commercial lines, earnings should advance further in 2002.

International segment: Our international segment increased its net premiums written by 26% in 2001 and its pretax operating income by 71% despite economic difficulties in Argentina and the Philippines, where it does business. This performance reflected our strong organic growth in both markets. Although net earnings were affected by the reduced carrying value of bonds in Argentina, we limited our currency exposure and international credit risk through currency hedging and dollar-based investments. We are cautiously optimistic in our outlook for the international segment.

Management Changes

We continued to strengthen our management team in support of our growth objectives. In early 2002, Robert C. Hewitt joined us from Benfield Blanch Inc., a leading reinsurance intermediary, as Senior Vice President-Risk Management. Michael E. Lombardozzi rejoined us from Orius Corp., a telecommunications company, as Senior Vice President-Planning and Operations.

Tom N. Kellogg joined us as Chairman of our Signet Star Holdings, Inc. subsidiary and President of our new Berkley Capital Underwriters, LLC unit. He previously served as President and Chief Operating Officer of General Re Corporation's principal operating subsidiary, General Reinsurance Company, retiring in 2001.

> "Determine that the thing can and shall be done, and then we will find the way."
>
> Abraham Lincoln

We promoted William R. Berkley, Jr. to Senior Vice President, continuing as President of Berkley International, LLC; Paul J. Hancock to Senior Vice President-Chief Corporate Actuary; Ira S. Lederman to Senior Vice President-General Counsel and Secretary; and James W. McCleary to Senior Vice President-Reinsurance Operations. We named J. Michael Foley, immediate past Chief Executive Officer of our Midwest Employers Casualty Company unit, to be President and Chief Executive Officer of our new Berkley Medical Excess Underwriters, LLC unit.

We are saddened by the death of LeRoy Heer, a longtime Berkley executive who was Senior Vice President-Chief Corporate Actuary.

At the Annual Meeting in May, shareholders elected three new directors: William R. Berkley, Jr., Senior Vice President of the Company; Ronald E. Blaylock, founder, Chairman and Chief Executive Officer of Blaylock & Partners, L.P., an investment banking firm; and Mark E. Brockbank, an insurance consultant who previously was Chief Executive Officer of XL Brockbank LTD, an underwriting management agency at Lloyd's of London. Directors Henry Kaufman and Martin Stone retired. We thank them for their many years of wise counsel and valued service.

Resiliency of the Nation

We are proud of our progress during the past year and even more proud of the resiliency and values of our nation and its people. The September 11th terrorist attacks were horrific in their impact, yet they did not destroy the American people's spirit. Our nation will continue to prosper because of its values of freedom and individual rights. We feel fortunate and grateful as an organization to be part of a country in which optimism and an unceasing belief in the future are so fundamental to our way of life. The American system of economic opportunity provides the underpinnings that have allowed us to build our business and create value for customers, employees and shareholders.

Outlook for 2002

A hardening insurance market is likely to continue through the end of 2002 and beyond. We have the people, the strategic focus, the capital, the underwriting and distribution capabilities, and the client relationships to capitalize fully on this opportunity and perform well. Based on current market trends, we anticipate that Berkley's earnings will increase significantly in 2002 and that we will achieve or exceed our 15% return on equity target in the coming year.

I wish to thank our shareholders, employees and agents for their contributions to the Company's success. With your support, we will continue to set a standard of excellence as a leading commercial lines property casualty insurer providing value for its customers and generating superior long-term results for its investors.

Sincerely,

William R. Berkley

William R. Berkley
Chairman of the Board and
Chief Executive Officer
March 15, 2002

Our $3.6 billion portfolio generated $195 million of net investment income in 2001. The portfolio is a core resource, with each $100 million of investable assets producing approximately $0.13 per share of net income in 2001.

For investment management purposes, we divide the portfolio into two broad categories:

Assets related to reserves, which totaled $3.0 billion at year-end, are primarily invested in high-quality fixed income securities to ensure our ability to meet our obligations to policyholders. We manage the duration of these assets taking into account our mix of insurance business and the resulting expected claims payout patterns. Our goal is to generate competitive returns while maintaining adequate liquidity so that insurance claims and other obligations can be met without having to sell investments at inappropriate times.

Assets related to stockholders' equity offer the flexibility to take somewhat greater risk in search of higher returns. We allocate a major portion of these assets to investment areas that have a relatively low correlation to the fixed income markets and are similar in their return characteristics to equities, but with lower volatility. In doing so, we diversify risk and seek to improve our overall returns. In 2001, in support of our diversification and return objectives, we increased the portion of assets allocated to alternative investments, including convertible arbitrage and publicly traded real estate investment trusts (REITs). The market value of our alternative investments was $618 million at December 31, 2001.

Fixed Income Investments

At year-end, 83% of our total portfolio was invested in fixed income securities, including cash equivalents. High-quality bonds of the type owned by the Company continued to perform well in 2001, driven by declining interest rates. Our fixed income portfolio generated a book yield of 6.7% in 2001. This figure would be somewhat higher if the yield component of our municipal bonds were grossed up to reflect their tax-exempt status. While falling interest rates boost the market value of our existing holdings and therefore contribute to total returns, they reduce the yields available to us on new investments.

We allocate assets between taxable and tax-exempt securities based on their relative yields and the Company's anticipated tax position. In 2001, we shifted some money out of tax-exempt municipal securities into taxable corporate bonds. This included a modest allocation to the higher quality tier of the non-investment-grade corporate bond market. Our goal in making this investment is to earn higher yields than those available on A-rated bonds without taking commensurately higher



ROBERT C. HEWITT
Senior Vice President, Risk Management

MICHAEL E. LOMBARDOZZI
Senior Vice President, Planning and Operations

IRA S. LEDERMAN
Senior Vice President, General Counsel and Secretary

PAUL J. HANCOCK
Senior Vice President, Chief Corporate Actuary

JAMES G. SHIEL
Senior Vice President, Investments

EUGENE G. BALLARD
Senior Vice President, Chief Financial Officer and Treasurer

risk. The weighted average credit rating of our fixed income portfolio, including this allocation as well as foreign government bonds held by our Argentine and Philippines subsidiaries, is AA.

At year-end, our fixed income portfolio was invested 19% in corporate bonds and notes, 22% in mortgage-backed securities, 20% in tax-exempt municipal securities, 18% in Treasury and agency securities, 17% in cash and equivalents, and 4% in foreign bonds. The duration of our fixed income portfolio was 4.8 years at the end of 2001, essentially matching the duration of our liabilities.

Alternative Investments

Our allocation to alternative investments is 17% of our total portfolio at the end of 2001. Despite a lower stock market in 2001, which saw the S&P 500 Index fall 11.9%, we countered the market trend and continued to produce positive returns on our alternative investments.

Our alternative investments are managed by outside experts and are focused on specialized opportunities that should produce long-term rates of return superior to those of high-quality fixed income securities, with low volatility. We do not expect our alternative investments to exceed the returns of the stock market when equity prices rise sharply. However, we do look for them to outperform equities and preserve capital when the stock market is down — and that is exactly what they did in 2001. Our objective is to return a multiple of two to three times the yield on Treasury bills. (The yield on the three-month Treasury bill was just under 2% at the end of 2001.)

Our merger arbitrage accounts, representing 13% of our total invested assets, returned 4.2% in 2001. Through these accounts, we invest in the securities of publicly held companies that are the targets of announced tender offers and mergers. Results for 2001 were dampened by a relative lack of merger

Investments
Market (Dollars in Billions)


3.1
3.2
3.0
3.1
3.6
1997
1998
1999
2000
2001

We manage our investment portfolio to support our insurance business and generate returns for shareholders.

and acquisition transactions. Although the account's return in 2001 was below prior-year results, its 2001 performance was satisfactory given the economic environment and returns on competing investments. This account has never experienced a down year since we initiated our investment more than a decade ago.

In October 2001, we further diversified our holdings by investing in a convertible arbitrage account. This account invests in convertible securities with a goal of capitalizing on price differentials between these securities and their underlying equities. Convertible arbitrage tends to have a low correlation with merger arbitrage.

Our investment in publicly traded REITs had an excellent year, generating a total return of 20% in 2001. During the year, we added to our original allocation and shifted about two-thirds of the account into the preferred stock of selected REITs. The preferred shares offer attractive dividend yields and are more defensive than REIT equities. The other one-third continues to be invested in equities. This shift served us well in 2001, as the combination of a recession and the September 11th attacks resulted in increased lodging property vacancy rates, hurting some REIT equities' market performance.

SPECIALTY SEGMENT

DOLLARS IN MILLIONS

	2001	2000
Total assets	$1,580	$1,425
Total revenues	441	325
Pre-tax operating income	30	31
Combined ratio	103%	107%
Return on equity	8%	9%

Excludes realized investment gains and losses.



EDWARD A. THOMAS
Senior Vice President

Our specialty insurance segment had a solid year, significantly growing its revenues while reducing its combined ratio. This performance was driven by a combination of higher premium rates, increased new business and an emphasis on lowering costs.

As the property casualty insurance market has hardened, we have experienced rate increases of 30% or more in many areas of our specialty operations. At the same time, there has been a renewed flow of business into specialty markets from standard markets. Our policy counts were up modestly in 2001 and are expected to advance strongly in 2002.

Our specialty units underwrite complex and sophisticated risks, providing coverage primarily to the excess and surplus lines, professional liability and commercial transportation markets. Specialty insurance requires a high level of expertise and a willingness to underwrite more complicated risks, and in turn offers the potential for superior rewards. Our specialty business will be a growth engine for Berkley.

Operating Unit Results

A year ago we said, "We are encouraging each of our [specialty] operating units to capitalize on current conditions and not let opportunities to write profitable business pass us by." In fact, throughout the segment, we leveraged improved market conditions to build a strong foundation for higher profitability in the coming years.

Admiral Insurance Company, our largest specialty unit, enjoyed a particularly favorable year in 2001, increasing revenues by 56%. Although its policy count was essentially flat, the company was able to implement substantial price increases as markets tightened. Admiral is a surplus lines insurer, providing coverage that licensed carriers are unwilling or unable to provide. Admiral's lines of business include commercial casualty, professional liability and commercial property. Improved results in 2001 were led by the company's casualty business. Admiral looks to further gains in revenues and profits in 2002.

Nautilus Insurance Company and its subsidiary, Great Divide Insurance Company, specialize in underwriting small- to medium-size commercial risks in the excess and surplus lines market. Nautilus is differentiated from Admiral not only by its lower exposure profile, but also by its distribution platform. Admiral distributes through wholesale brokers and underwrites each risk individually, while Nautilus does business through general agencies who are subject to well-defined underwriting and pricing guidelines. In 2001, Nautilus withdrew from commercial transportation lines and is now focused entirely on its property casualty business. It anticipates robust revenue and profit growth in 2002.

Carolina Casualty Insurance Company, which writes coverage on long-haul trucks, public automobiles and other transportation risks, emerged from a difficult period and returned to profitability in 2001. In late 1999 and continuing through 2000, Carolina had reduced its volume because of inadequate prices. Prices began to strengthen in late 2000 and have continued to improve since. By the end of 2001, premium rates were up more than 50% for certain risks from their lows. Moreover, underwriting submissions have increased dramatically during the past year. Capitalizing on these favorable conditions, Carolina has increased its underwriting activity and developed new niche opportunities, such as providing coverage for small- to medium-sized trucking fleets.

Our three other specialty units, Monitor Liability Managers, Monitor Surety Managers and Clermont Specialty Managers, underwrite and service business on behalf of various other Berkley carriers.

Monitor Liability Managers principally writes directors' and officers' and lawyers' professional liability insurance. The unit generated record premium volume in 2001. Earnings growth accelerated throughout the year. In addition, Monitor Liability is expanding its markets by identifying and entering profitable niches within its product lines. Based on improving market conditions at year-end, we anticipate strong revenue and earnings growth in 2002.

Monitor Surety Managers, which writes surety bonds primarily for mid-sized contractors, recorded a modest profit for the year. Results for surety companies nationwide were hurt by the economic recession. While Monitor Surety avoided the large, well-publicized losses that impacted the surety line of business, it was not immune from large losses in its own niche. The unit has taken steps to tighten its underwriting in every region of the U.S. and believes it has a solid book of business going forward. Results should also benefit as the economy and the construction industry recover.

Clermont Specialty Managers writes specialty lines in the New York City metropolitan area, including package insurance programs for luxury condominium, cooperative, and rental apartment buildings, and restaurants. After having achieved more than a decade of consistently good profitability, Clermont had a loss in 2001 due to its business in lower Manhattan near the World Trade Center. Rates and underwriting submissions are improving, suggesting that 2002 will see a return to the unit's normal pattern of profitability.

In December 2001, we announced the formation of a new specialty segment unit, Berkley Medical Excess Underwriters, LLC, in response to our belief that there will be a tremendous ongoing shortage of underwriting capacity in the healthcare provider marketplace. J. Michael Foley, a seasoned Berkley executive, will lead a team of experienced medical malpractice professionals who will implement a rigorous underwriting strategy geared to state-of-the-art pricing models. We are excited about the timing of this venture and expect to be operational early in 2002.

Direct Premium Distribution



Excess & Surplus Lines
Professional Liability
Commercial Transportation
Other

The units of the specialty segment primarily write third-party liability coverages.

Specialty Segment Outlook

Our focus continues to be on price adequacy and cost control, with an overall objective of further increasing our profitability. We believe we have the right combination of capital, people and willingness to do business that will produce an outstanding year in 2002.

ALTERNATIVE MARKETS SEGMENT

DOLLARS IN MILLIONS

	2001	2000
Total assets	$860	$755
Total revenues	234	190
Pre-tax operating income	34	35
Combined ratio	109%	109%
Return on equity	12%	14%

Excludes realized investment gains and losses.



H. RAYMOND LANKFORD
Senior Vice President

The alternative markets segment experienced another strong year with excellent growth in revenue. This segment offers products in two areas:

- We are workers' compensation risk bearers on both an excess basis for self-insureds and a primary basis for selected programs.
- We provide fee-based services that help corporations, government entities and other organizations reduce costs through the use of self-insurance and other alternative means of risk financing or transfer. Services, which are provided on either a bundled or unbundled basis, include claims management and adjusting, loss control, policy service and administration, program management, accounting, regulatory reporting and managed care.

As in all our segments, we are extremely customer focused in the alternative markets segment. This is especially true in our work for self-insured clients, whom we assist in controlling their loss costs through superior claims handling, program management, and analysis and benchmarking services.

The hardening of the conventional insurance market creates a growth opportunity for the alternative markets segment. As premiums increase, more buyers tend to migrate toward self-insurance and alternative market mechanisms to control their escalating costs. Our long track record of superior results for our self-insured customers enables us to compete effectively for this business.

In addition, constrictions in the standard workers' compensation market will result in an influx of business into state assigned risk pools of which we are a significant administrator.

Operating Unit Results

Berkley Risk Administrators Company, LLC (BRAC), our flagship third-party administrator and program manager, increased its revenues by more than 25% and reported record earnings. Growth occurred across all business segments. From offices in 14 states, BRAC designs, implements and manages alternative risk financing programs, self-insurance pools and other risk transfer vehicles.

BRAC has a history of high client satisfaction and retention. During the year, the company secured multiyear renewals of two large governmental pools, adding claims and loss control services to one. New clients during the year included a large claims runoff contract for a specialty insurer, and claims, policy administration and statutory reporting for another insurer specializing in programs nationwide.

BRAC continues to manage a growing book of workers' compensation assigned risk plan business, handling all or a portion of this business in eight states. This business is a significant source of revenue and represents an important growth opportunity as a hardening market shifts more business into the plans.

Key Risk Management Services develops and administers workers' compensation programs in the Carolinas and Georgia for insured clients through an affiliate, Key Risk Insurance Company, and for self-insured clients. At the beginning of 2001, Key Risk acquired a large additional governmental contract and now administers a significant book of public entity business in North Carolina.

Key Risk Insurance Company experienced good growth during the year with continued strong increases in pricing. Overall strong results were reported by both segments of the business, fee based and risk bearing.

Midwest Employers Casualty Company (MECC) is a leading national provider of excess workers' compensation coverage to individual self-insureds, employer groups, and industry pools. MECC achieved its second consecutive year of premium growth in excess of 30%. Reduced competition, as well as a significantly improved pricing environment, has allowed MECC to compete more effectively in certain segments of the market and geographic areas which had previously been judged to offer insufficient profit opportunities.

Revenue Distribution by Line



Workers' Compensation, Voluntary
Liability, Automobile & Property
Workers' Compensation, Assigned Risk
Health & Other

In the alternative markets segment, workers' compensation is the largest single revenue source.

Sources of Revenue



Risk Retention Groups, Associations & Others
Private & Public Entity Self-Insurance
Government Pools
Residual Market Services

Revenues of the alternative markets segment come from a mix of business.

MECC is a very client focused company with industry leading expertise in proprietary actuarial services, benchmarking capabilities and claims best practices. Supporting this effort is what we believe is an industry leading database, by state, of historical workers' compensation results. It is reaping the benefits of having become a more service oriented company over the past several years, consistently demonstrating the value of its products and services to its clients and producers.

Preferred Employers Insurance Company provides workers' compensation insurance for owner managed, small employers in California through a limited network of select retail agents. Preferred was formed in 1998, and significant writings started only in 2000 as pricing began to improve in California. Strong growth in both pricing and premium occurred in 2001 as the company reached a milestone, becoming profitable in only its third full year of operation. Further substantial growth is expected in 2002, based on continued favorable market conditions.

Alternative Markets Outlook

We anticipate another year of excellent results in 2002 as insurance markets continue to harden, creating increased demand for alternative markets solutions.

REINSURANCE SEGMENT

DOLLARS IN MILLIONS

	2001	2000
Total assets	$1,751	$1,258
Total revenues	281	349
Pre-tax operating income (loss)	(57)	29
Combined ratio	141%	106%
Return on equity	N/A	9%

Excludes alternative markets reinsurance and realized investment gains and losses.



JAMES W. McCLEARY
Senior Vice President

Our reinsurance segment had a difficult year, incurring an operating loss due primarily to reserve strengthening. We are reshaping this segment to focus on its best opportunities, with a goal of increasing its market presence in chosen segments in order to drive revenue growth and profitability.

Although revenues were down in 2001, a transition year as these changes take place, we anticipate significantly higher revenues and earnings in 2002. We stand to benefit not only from the refocusing of our business but also from a hardening reinsurance market. The shock from the events of September 11th has accelerated the firming of market conditions that started in the third quarter of 2000. The emergence of a hard market after a decade of soft market pricing offers the best opportunities for appropriate returns we have seen since the 1980s.

Dedication to Core Opportunities

We conduct our reinsurance business through Berkley Insurance Company (BIC), which has six underwriting management units:

- Facultative ReSources, Inc., which specializes in individual certificate and program facultative business;
- Signet Star Re, LLC, a specialty casualty treaty insurance provider;
- Vela Insurance Services, Inc., which underwrites excess and surplus lines business;
- Fidelity & Surety Reinsurance Managers, LLC, our fidelity and surety unit;
- Berkley Underwriting Partners, LLC, which oversees managing general underwriter program business; and
- Berkley Capital Underwriters, LLC offers customized reinsurance solutions.

In 2000, we announced our withdrawal from commodity-type standard treaty reinsurance products because of inadequate returns. The runoff of these products in 2001 caused our net premiums written to decline. In 2001, we announced our withdrawal from alternative markets reinsurance.

With these changes, we are dedicated to providing reinsurance products in which knowledge and expertise are valued over pure capital and there is less competition and greater potential for significant rewards.

Operating Unit Results

Facultative ReSources had an excellent year and was the star performer within our reinsurance segment. Its revenues were up 96%, in large part through price increases. It is benefiting not only from higher prices, but also from growth in demand. As more exclusions and controls come into the treaty business, reinsurance buyers are turning increasingly to the facultative market.

Facultative ReSources is known for its talented management team, competitive products and customer service. Broadening its products, the unit has entered the workers' compensation reinsurance market, a previously underpriced — and therefore dormant — area which appears to be poised for opportunity and acceptance by clients.

Vela Insurance Services, which underwrites excess and surplus lines business utilizing paper of our Gemini Insurance Company unit, experienced explosive growth in 2001. It is developing other underwriting products to take advantage of what we see as a coming opportunity — the withdrawal of treaty capacity available to standard lines carriers.

Signet Star Re, our treaty division, is entering its second year in its new mission of emphasizing commercial casualty business written on an excess of loss basis. It has divested approximately two-thirds of its standard business, causing its revenues to drop significantly in 2001. Although price improvement in the treaty market has so far been less robust than in the facultative market, we anticipate substantial improvement in 2002 and a reduction in overall industry reinsurance capacity, impacting virtually all classes. Signet Star Re's goal is to maximize profits by being a lead underwriter with high quality standards and rigorous due diligence.

Total Business by Unit


Treaty
Facultative
Vela
Berkley Underwriting Partners
Fidelity & Surety

Our reinsurance segment is withdrawing from commodity-type reinsurance, pro rata and property lines to focus on higher-return specialty niches.

Our Fidelity & Surety Reinsurance Managers unit offers reinsurance support for construction contract surety and non-contract surety bonds, and fidelity and related fiduciary risks for financial institutions and commercial entities. It had a difficult year in 2001, reflecting the impact of a weak economy. It plans to shrink its business until market conditions get better, with a goal of improving profitability. At the same time, it is repositioning its target markets from national accounts to regional accounts.

Berkley Underwriting Partners, formed in 2000, oversees managing general underwriter (MGU) program business written through Gemini Insurance Company and StarNet Insurance Company. The dislocation of many existing MGU programs due to lost market and/or reinsurance support has created an opportunity to grow profitably with program managers who share Berkley's vision for underwriting profitability, returns and long-term relationships.

In early 2002, we established a new unit, Berkley Capital Underwriters, LLC, to underwrite a proportional form of reinsurance, with a strong emphasis on commercial and specialty casualty lines. It will provide tailored reinsurance solutions that combine risk transfer, premium capacity management and capital platform development. Products will be offered through reinsurance intermediaries and underwritten on behalf of BIC. In early 2002, we established quota share reinsurance contracts with a Lloyd's member and two Lloyd's syndicates to write reinsurance business worldwide.

Reinsurance Segment Outlook

Our reinsurance segment is poised for a good year in 2002. We have the capital, the people and the business focus to capitalize on opportunities in a hardening reinsurance market.

REGIONAL SEGMENT

DOLLARS IN MILLIONS

	2001	2000
Total assets	$1,463	$1,290
Total revenues	615	565
Pre-tax operating income	40	4
Combined ratio	102%	111%
Return on equity	10%	1%

Excludes personal lines business and realized investment gains and losses.



ROBERT P. COLE
Senior Vice President

Our regional segment had an excellent year in 2001 as we continued to make important progress in ensuring its long-term viability and its satisfactory contribution to corporate results.

Three years ago, we were faced with the extraordinary challenge of reengineering the Regional Group in order to compete profitably and contribute attractive returns to the Company. Our goals were:

- Consolidate ten companies to four in order to achieve management efficiency and cost savings;
- Totally re-underwrite our business by eliminating unprofitable segments and tightening our risk selection methods;
- Re-price our entire book of business;
- Improve technology; and
- Grow the business — profitably.

We are delivering on all these goals.

We said at the time that we would take additional steps to maximize the segment's financial results, and we did just that in 2001 by announcing our withdrawal from personal lines business, which includes homeowners and private passenger automobile coverages, to concentrate on commercial lines. The personal lines business we are eliminating represented about 20% of our regional revenues. We will have diminishing exposure to personal lines risks during 2002 and expect to be out of the business by year-end.

Our personal lines were less profitable than commercial lines, and we also had high exposure to storm losses. In addition, they consumed a disproportionate amount of our management time and corporate resources.

Growth Opportunity in Commercial Lines

Our regional segment is now focused on serving small- to medium-sized businesses and governmental entities primarily in 23 states and the District of Columbia with workers' compensation, commercial auto, business-owners and commercial property/general liability products. With our withdrawal from personal lines, we are able to allocate more resources to our commercial lines in developing products and supporting our customers and agents.

Last year's Annual Report discussed our progress in developing our back office systems and the introduction of our secure Internet-based technology which allows our agents to check on the status of their business with our companies. We plan to expand this service in 2002 to provide policy quoting capability for many of our commercial lines products. We are providing interface capability between the agents' systems and ours, which will allow them to continue with their own technology or use our Internet-based tools. We continue to refine our data warehousing and analysis capability and are realizing the benefits of our imaging system, which enables us to distribute our workflow over multiple office locations.

For the past three years, we have worked hard to improve the financial performance of our commercial lines by re-underwriting the business and canceling unprofitable accounts. Depending on the region, we are currently implementing our third or fourth round of rate increases in a hardening insurance market. The results will be seen increasingly in 2002 as older business runs off the books and higher prices take full effect.

Operating Unit Results

Our decentralized structure is the bedrock of our business. Unlike national insurance companies with regional branches directed from corporate headquarters, our regional units are close to the communities they serve and are highly responsive to customers' needs.

Each of our four regional units serves a defined geographic region.

Acadia Insurance Company writes business in Maine, New Hampshire, Vermont and Massachusetts, with plans to expand into Connecticut and northern New York in 2002. Under new management, Acadia experienced a turnaround year in 2001 following poor results in 1999 and early 2000. The New England market hardened quite rapidly during the year, helping Acadia increase its revenues more than 20% and significantly improve its profitability.

Continental Western Group writes business in 20 states in the Midwest and Pacific Northwest. It had a difficult year in 2001 because of increased storm losses, although results significantly improved in the fourth quarter. As its personal lines run off, storm losses will abate. This, together with firming prices on commercial business, offers leverage to boost earnings to satisfactory levels.

The Berkley Mid Atlantic Group, which writes business in Pennsylvania, Delaware, District of Columbia, Maryland, Virginia, North Carolina and South Carolina, increased its profits in 2001 as it continued to re-underwrite and reprice its business. It is targeting further profitable growth in 2002.

Union Standard Insurance Group does business in nine states in the South and Southwest. It has a long tradition of consistent profitability even in soft markets, but was hit in 2001 by unusually large storm and fire losses. In response, this unit reviewed its entire book of business, changed its underwriting guidelines and began non-renewing coverages on older commercial buildings. We experienced significant improvement in the fourth quarter and believe these efforts lay the groundwork for improved profitability in 2002.

Regional Segment Outlook

The regional segment has emerged from a difficult period with bright prospects for 2002 and beyond. When an insurance company takes the necessary steps to re-underwrite and increase pricing, as we have, a common failing is the inability to immediately grow the business when the insurance market is attractive. We have focused on expanding the business profitably during 2001 and beyond by targeting new business from our existing producers and seeking new sources in our territories. Today's insurance market provides some of the most exciting opportunities that we have seen in many years. We will not miss this market. We will continue to take the necessary actions to ensure that the regional segment meets our corporate financial objectives.

Percentage of Regional Operations Direct Premiums by State


VT
4%
NH
8%
MA
7%
MD
1%

INTERNATIONAL SEGMENT

DOLLARS IN MILLIONS

	2001	2000
Total assets	$209	$248
Total revenues	138	118
Pre-tax operating income	12	7
Combined ratio	102%	104%
Return on equity	18%	8%

Excludes realized investments gains and losses.



WILLIAM R. BERKLEY, JR.
President, Berkley International, LLC

Our international business, created in 1995, continued to perform well in 2001 notwithstanding challenges in the international markets, increasing its net premiums written by 26% and its pretax operating income by 71%. Although net earnings were affected by the reduced carrying value of bonds in Argentina, we limited our currency exposure and international credit risk through currency hedging and dollar-based investments. We manage the business through Berkley International, LLC, which is owned 65% by W. R. Berkley Corporation and 35% by a subsidiary of The Northwestern Mutual Life Insurance Company.

Our business is focused on specific value-added products in markets we find attractive. Applying the same approach that we take with our domestic business, we hire local insurance executives who have specialized knowledge of their customers, markets and products.

We currently have operations in Argentina and the Philippines. In both countries, we achieved a substantial improvement in underwriting results in 2001.

Argentina

Our business in Argentina performed well on an operating basis in 2001 despite a difficult economic environment. As in the past, we actively manage our currency exposures.

Our operating units are Berkley International Seguros, which offers commercial and personal property casualty products; Berkley International ART, which underwrites workers' compensation coverage; and Berkley International Life, which provides life insurance products to individuals.

Our property casualty and workers' compensation lines performed admirably in 2001. The financial results of our life insurance line were acceptable in light of economic conditions.

The Philippines

Our operation in the Philippines increased its pre-tax operating income to $3.6 million in 2001. Since establishing our operations in 1997, we have quickly become one of the leading companies selling endowment policies to pre-fund educational costs and retirement income. In addition, we offer a number of traditional life insurance products. In 2001, we reorganized our Philippine operations to achieve further operating efficiencies.

International Segment Outlook

We believe we have positioned our international operations to take advantage of emerging opportunities to expand our business. We continue to look for complementary new ventures in our existing markets and in new markets. We are optimistic that our ability to withstand economic volatility will be rewarded in the long term.

Financial Data

(Amounts in thousands, except per share data)

Years ended December 31,	2001	2000	1999	1998	1997
Net premiums written	$1,858,096	$1,506,244	$1,427,719	$1,346,254	$1,177,641
Net premiums earned	1,680,469	1,491,014	1,414,384	1,278,399	1,111,747
Net investment income	195,021	210,448	190,316	202,420	199,588
Service fees	75,771	68,049	72,344	70,727	71,456
Realized investment gains (losses)	(11,494)	8,364	(6,064)	25,400	13,186
Total revenues	1,941,797	1,781,287	1,673,668	1,582,517	1,400,310
Interest expense	45,719	47,596	50,801	48,819	48,869
Income (loss) before income taxes	(151,394)	40,851	(79,248)	62,781	129,241
Income tax (expense) benefit	56,661	(2,451)	45,766	(5,465)	(30,668)
Minority interest	3,187	(2,162)	(566)	1,444	474
Preferred dividends	—	—	(497)	(7,548)	(7,828)
Net income (loss) before change in accounting and extraordinary gain (loss)	(91,546)	36,238	(34,545)	51,212	91,219
Cumulative effect of change in accounting	—	—	(3,250)	—	—
Extraordinary gain (loss)	—	—	735	(5,017)	—
Net income (loss) attributable to common stockholders	(91,546)	36,238	(37,060)	46,195	91,219
Data per common share:					
Basic:					
Before change in accounting and extraordinary item	(3.14)	1.41	(1.35)	1.82	3.09
Net income (loss)	(3.14)	1.41	(1.44)	1.64	3.09
Diluted:					
Before change in accounting and extraordinary item	(3.14)	1.39	(1.35)	1.76	3.02
Net income (loss)	(3.14)	1.39	(1.44)	1.59	3.02
Stockholders' equity	28.03	26.54	23.10	28.80	28.72
Cash dividends declared	.52	.52	.52	.48	.42
Weighted average shares outstanding:					
Basic	29,139	25,632	25,823	28,194	29,503
Diluted	30,555	25,991	25,927	29,115	30,185
Investments(1)	$3,598,053	$3,111,602	$2,975,929	$3,233,458	$3,106,900
Total assets	5,633,509	5,022,070	4,784,791	4,983,431	4,544,318
Reserves for losses and loss expenses	2,817,682	2,533,917	2,361,238	2,126,566	1,909,688
Long-term debt	370,554	370,158	394,792	394,444	390,415
Trust preferred securities	198,210	198,169	198,126	207,988	207,944
Stockholders' equity	931,595	680,896	591,778	861,281	947,292

(1) Including trading account receivable from brokers and clearing organizations and trading securities sold but not yet purchased.

Past Prices of Common Stock

The Common Stock of the Company is traded on the New York Stock Exchange under the symbol "BER".

The following table sets forth the high and low sale prices for the indicated periods, as reported on the Nasdaq National Market through May 8, 2001 and the New York Stock Exchange from May 9, 2001.

	Price Range		Common Dividends
	High	Low	Paid Per Share
2001			
Fourth Quarter	$58.40	$46.53	$.13
Third Quarter	49.60	38.10	.13
Second Quarter	45.38	36.90	.13
First Quarter	48.75	34.94	.13
2000			
Fourth Quarter	$47.63	$30.75	$.13
Third Quarter	35.23	18.38	.13
Second Quarter	23.19	18.13	.13
First Quarter	23.48	14.00	.13

Industry Overview

The demand for insurance is influenced primarily by general economic conditions, while the supply of insurance is directly related to available capacity, i.e., the level of policyholders' surplus employed in the industry and the willingness of insurance management to risk that capital. The adequacy of premium rates is affected mainly by the severity and frequency of claims, which are influenced by many factors, including natural disasters, regulatory measures and court decisions that define and expand the extent of coverage and the effects of economic inflation on the amount of compensation due for injuries or losses. In addition, investment rates of return may impact policy rates. These factors can have a significant impact on ultimate profitability because a property casualty insurance policy is priced before its costs are known, as premiums usually are determined long before claims are reported.

Critical Accounting Policies

The notes to the Company's financial statements discuss its significant accounting policies. Management considers certain of these policies to be critical to the portrayal of the Company's financial condition and results since they require management to establish estimates based on complex and subjective judgments, often including the interplay of specific uncertainties with related accounting measurements. The Company's critical accounting policies include assumptions and estimates relating to loss reserves and foreign investments and operations, as further described below.

Reserves for losses and loss expenses We maintain reserves for losses and loss expenses to cover our estimated liability for unpaid claims, including legal and other fees as well as a portion of our general expenses, for reported and unreported claims incurred as of the end of each accounting period. Reserves do not represent an exact calculation of liability. Rather, reserves represent an estimate of what we expect the ultimate settlement and administration of claims will cost. These estimates, which generally involve actuarial projections, are based on our assessment of facts and circumstances then known, as well as estimates of future trends in claims severity and frequency, judicial theories of liability and other factors including the actions of third parties which are beyond our control. The variables described above are affected by both internal and external events, such as changes in claims handling procedures, inflation, judicial and litigation trends and legislative changes. Additionally, there may be a significant delay between the occurrence of the insured event and the time it is reported to us.

The inherent uncertainties of estimating reserves are greater for certain types of liabilities, where the various considerations affecting these types of claims are subject to change and long periods of time may elapse before a definitive determination of liability is made. Reserve estimates are continually refined in an ongoing process as experience develops and further claims are reported and settled. Adjustments to reserves are reflected in the results of the periods in which such estimates are changed. Because setting reserves is inherently uncertain, we cannot assure that our current reserves will prove adequate in light of subsequent events. Should we need to increase our reserves, our net income for the period will decrease by a corresponding amount.

Foreign investments and operations The Company has made certain assumptions and estimates with respect to its investments and operations in Argentina. These include assumptions regarding foreign currency exchange rates and recoverability of assets, including impairment of investments deemed other than temporary, following the recent economic and political changes in Argentina. Given the inherent uncertainty and complexity of the situation, considerable judgement was used by management to establish its estimates using all the information available. These estimates may change as more information becomes available. (See Note 20 of "Notes to Consolidated Financial Statements.")

Operating Results for the Year Ended December 31, 2001 as Compared to the Year Ended December 31, 2000

The Company reported a net loss of $92 million, or $3.14 per share, for 2001 compared with net income of $36 million, or $1.39 per share, for 2000. Following are the components of net income (loss) for the years ended December 31, 2001 and 2000 (amounts in thousands):

	2001	2000
Underwriting loss	$(277,687)	$(122,585)
Insurance services	9,964	6,326
Net investment income	195,021	210,448
Interest expense and other	(64,002)	(59,852)
Restructuring charge	(3,196)	(1,850)
Pretax income (loss) before realized investment gains (losses)	(139,900)	32,487
Realized investment gains (losses)	(11,494)	8,364
Income tax benefit (expense) and minority interest	59,848	(4,613)
Net income (loss)	$ (91,546)	$ 36,238

During 2001, the Company discontinued its regional personal lines business and the alternative markets division of its reinsurance segment. The after-tax loss related to the discontinued businesses was $87 million, or $2.98 per share, for the year ended 2001 compared with $6 million, or 25 cents per share, for 2000. These discontinued businesses are now being managed and reported collectively as a separate Discontinued Business Segment. Segment information for the prior period has been restated to reflect these changes. The Company expects the Discontinued Business Segment to report a significant reduction in premiums and underwriting losses in 2002.

Underwriting Gross and net premiums written increased by 22% and 23%, respectively, in 2001 compared with the earlier-year period. Following is a summary of gross and net premiums written by business segment for the years ended December 31, 2001 and 2000 (amounts in thousands):

Gross Premiums Written	2001	2000	% Change
Specialty	$ 611,364	$ 407,545	50%
Alternative Markets	169,439	108,802	56%
Reinsurance	332,382	323,846	3%
Regional	705,001	579,890	22%
International	170,600	143,523	19%
Discontinued Business	219,680	253,149	(13%)
Total	$2,208,466	$1,816,755	22%

Net Premiums Written	2001	2000	% Change
Specialty	$ 527,502	$ 285,525	85%
Alternative Markets	151,942	98,001	55%
Reinsurance	236,784	276,640	(14%)
Regional	598,149	499,526	20%
International	150,090	118,981	26%
Discontinued Business	193,629	227,571	(15%)
Total	$1,858,096	$1,506,244	23%

The increase in gross premiums written reflects primarily higher prices as well as an increase in new business. The increase was partially offset by a planned reduction in pro rata treaty reinsurance business. Ceded premiums written, expressed as a percentage of gross premiums written, decreased to 16% from 17% in the prior year. The decrease reflects higher net retentions for the specialty segment, partially offset by additional premiums ceded by the reinsurance segment under the Company's aggregate reinsurance agreement. (See Note 9 of "Notes to Consolidated Financial Statements.")

Underwriting results represent net premiums earned less net loss and loss adjustment expenses incurred and underwriting expenses incurred. Underwriting losses increased to $278 million for the year ended December 31, 2001 compared with $123 million for the earlier-year period. Following is a summary of earned premiums and underwriting losses by business segment for the years ended December 31, 2001 and 2000 (amounts in thousands):

Net Premiums Earned	2001	2000
Specialty	$ 401,611	270,896
Alternative Markets	123,173	88,872
Reinsurance	236,385	298,102
Regional	555,750	503,029
International	140,909	107,285
Discontinued Business	222,641	222,830
Total	$1,680,469	$1,491,014

Underwriting Loss	2001	2000
Specialty	$ (10,233)	(18,425)
Alternative Markets	(11,574)	(7,907)
Reinsurance	(97,251)	(19,123)
Regional	(12,533)	(53,537)
International	(2,854)	(4,095)
Discontinued Business	(143,242)	(19,498)
Total	$(277,687)	$(122,585)

The 2001 underwriting loss reflects the following items:

- During 2001, we strengthened loss reserves by $135 million, including $103 million for the discontinued alternative markets reinsurance business and $32 million for the treaty reinsurance business. The increase relates primarily to underwriting years 1998 and 1999 and follows a significant increase in losses reported by ceding companies in the third and fourth quarter.
- Estimated losses related to the World Trade Center attack were $35 million, including $26 million for the reinsurance segment and $9 million for the specialty segment. This represents our estimated maximum retention for property and business interruption coverage and our estimated policy limits on risks exposed to casualty losses.
- The reinsurance segment recorded a reserve of $18 million for potential surety losses related to the Enron bankruptcy.
- The specialty and regional underwriting results reflect improvements from pricing actions and other underwriting initiatives.
- Weather-related losses for active business segments (primarily regional business) were $37 million for 2001 compared with $31 million for 2000. For the discontinued personal lines business, weather-related losses were $24 million for 2001 compared with $18 million for 2000.
- The reinsurance underwriting results reflect loss recoveries under the Company's aggregate reinsurance agreement. (See Note 9 of "Notes to Consolidated Financial Statements.")

Insurance services Insurance services income represents service fees less related costs and expenses for the insurance services business. Insurance fees increased 11% to $76 million in 2001 as a result of new accounts and higher revenues on existing accounts, and service fee income increased 58% to $10 million.

Net investment income Net investment income decreased to $195 million in 2001 from $210 million in 2000. Average invested assets were $3,272 million in 2001 compared with $3,032 million in 2000. The increase in invested assets reflects proceeds received from stock issuance and cash flow from operations. (See "Liquidity and Capital Resources.") The average yield on investments decreased 100 basis points in 2001 to 6.3%. The lower yield in 2001 reflects a decrease in the average yield on the merger arbitrage securities (which represents approximately 13% of the investment portfolio) to 4.2% in 2001 from 11.1% in 2000. Among other factors, merger arbitrage yields in 2001 were impacted by the recession, lower interest rates and fewer merger transactions. The average yield on the portfolio excluding the merger arbitrage portfolio was 6.7% in 2001 and 2000.

Interest expense and other Interest expense and other represents interest expense, corporate expenses and other miscellaneous income and expenses. Interest expense decreased $2 million in 2001 due to a reduction in long-term and short-term debt. Other expenses increased $6 million in 2001 due to an increase in corporate general and administrative expenses, including costs associated with InsurBanc, the Company's joint venture with the Independent Insurance Agents of America.

Restructuring charge The restructuring charge of $3 million for 2001 was related to severance and other costs incurred in connection with the withdrawal from the regional personal lines business and the reorganization of certain other operations. The restructuring charge of $2 million for 2000 was related to severance and other costs incurred in connection with the reorganization of the reinsurance business.

Realized investment gains (losses) Realized investment gains and losses result from sales of securities and for provisions for other than temporary impairment in securities. In the fourth quarter 2001, the Company reduced the carrying value of certain bond holdings by $27 million, including those held directly by our by a subsidiary in Argentina by $18 million ($7 million net of income taxes and minority interest). (See Note 20 of "Notes to Consolidated Financial Statements.")

Income tax benefit (expense) and minority interest The effective income tax rate was 37% in 2001 and 6% in 2000. The effective tax rate differs from the federal income tax rate of 35% primarily because of tax-exempt investment income. Tax-exempt investment income increased the tax benefit in 2001 and decreased the tax expense in 2000. Minority interest represents the portion of the Company's international operations held by outside investors.

Operating Results for the Year Ended December 31, 2000 as Compared to the Year Ended December 31, 1999

The Company reported net income of $36 million, or $1.39 per share, for 2000 compared with a net loss of $37 million, or $1.44 per share, for 1999. Following are the components of net income (loss) for the years ended December 31, 2000 and 1999 (amounts in thousands):

	2000	1999
Underwriting loss	$(122,585)	$(187,863)
Insurance services	6,326	1,161
Net investment income	210,448	190,316
Interest expense and other	(59,852)	(65,293)
Restructuring charge	(1,850)	(11,505)
Pretax income (loss) before realized investment gains (losses)	32,487	(73,184)
Realized investment gains (losses)	8,364	(6,064)
Income tax benefit (expense), minority interest and other	(4,613)	42,188
Net income (loss)	$ 36,238	$ (37,060)

Underwriting Gross and net premiums written increased by 5% and 6%, respectively, for 2000, compared with the earlier-year period. Following is a summary of gross and net premiums written by business segment for the years ended December 31, 2000 and 1999 (amounts in thousands):

Gross Premiums Written	2000	1999	% Change
Specialty	$ 407,545	$ 386,449	5%
Alternative Markets	108,802	83,167	31%
Reinsurance	323,846	341,281	(5%)
Regional	579,890	595,396	(3%)
International	143,523	107,254	34%
Discontinued Business	253,149	221,342	14%
Total	$1,816,755	$1,734,889	5%

Net Premiums Written	2000	1999	% Change
Specialty	$ 285,525	$ 260,380	10%
Alternative Markets	98,001	73,089	34%
Reinsurance	276,640	309,180	(11%)
Regional	499,526	497,041	1%
International	118,981	86,172	38%
Discontinued Business	227,571	201,857	13%
Total	$1,506,244	$1,427,719	6%

The increase in gross premiums written reflects an increase in new business, partially offset by a decrease in reinsurance premiums as a result of the business restructuring implemented in the first quarter of 2000. Ceded premiums written, expressed as a percentage of gross premiums written, decreased to 17% from 18% in the prior year.

Underwriting losses decreased to $123 million in the year ended December 31, 2000 compared with $188 million in the earlier-year period. Following is a summary of earned premiums and underwriting results by business segment for the years ended December 31, 2000 and 1999 (amounts in thousands):

Net Premiums Earned	2000	1999
Specialty	$ 270,896	$ 256,155
Alternative Markets	88,872	75,979
Reinsurance	298,102	297,649
Regional	503,029	492,304
International	107,285	86,943
Discontinued Business	222,830	205,354
Total	$1,491,014	$1,414,384

Underwriting Loss	2000	1999
Specialty	$ (18,425)	$ (8,162)
Alternative Markets	(7,907)	(5,553)
Reinsurance	(19,123)	(27,872)
Regional	(53,537)	(121,083)
International	(4,095)	(2,591)
Discontinued Business	(19,498)	(22,602)
Total	$(122,585)	$(187,863)

The increase in specialty and alternative markets underwriting losses reflects a decline in favorable prior year reserve development. The decrease in regional underwriting losses reflects the impact of pricing actions and other underwriting initiatives. Also, during 1999, the regional segment established additional loss reserves of $55 million. Weather-related losses were $49 million in 2000 compared with $60 million in 1999, including $18 million and $22 million, repectively, for the Discontinued Business Segment.

Insurance services Insurance services income represents service fees less related costs and expenses for the insurance services business. Insurance service fees decreased 6% to $68 million in 2000 principally due to the sale of All American Agency Facilities, Inc. (See Note 3 of "Notes to Consolidated Financial Statements.")

Net investment income The increase in net investment income of 11% reflects an increase in the gross pre-tax yield to 7.3% in 2000 from 6.5% in 1999, primarily as a result of changes in asset allocations.

Interest expense and other Interest expense and other represents interest expense, corporate expenses, and other miscellaneous income and expenses. Interest expense decreased $3 million in 2000 due to a reduction in outstanding long-term and short-term debt.

Restructuring charge The restructuring charge in 2000 related to the reorganization of the reinsurance operations. The restructuring charge in 1999 related primarily to the reorganization of regional operations.

Realized investment gains (losses) Realized investment gains and losses result from sales of securities and provisions for other than temporary impairment of securities. The Company reported higher gains on equity sales and lower impairment charges in 2000 compared with 1999.

Income tax benefit (expense), minority interest and other The effective income tax rate differs from the federal income tax rate of 35% principally because of tax-exempt investment income. Minority interest represents the portion of the Company's international operations held by outside investors. Other items in 1999 include preferred dividends of $0.5 million, an expense of $3.3 million for the cumulative effect of a change in accounting principle and an extraordinary gain on early extinguishments of long-term debt of $0.7 million.

Liquidity and Capital Resources

Cash Flow Cash flow provided from operating activities (before increase in trading account securities) was $210 million in 2001, $76 million in 2000 and $82 million in 1999. The increase in cash flow in 2001 was primarily due to a higher level of premium collections.

As a holding company, the Company derives cash from its subsidiaries in the form of dividends, tax payments and management fees. The Company uses cash to pay debt service, Federal income taxes, operating expenses and dividends. The Company also provides capital to its subsidiaries. Tax payments and management fees from the insurance subsidiaries are made under agreements which generally are subject to approval by state insurance departments. Maximum amounts of dividends that can be paid without regulatory approval are prescribed by statute. (See Note 18 of "Notes to Consolidated Financial Statements.")

The Company's subsidiaries are highly liquid, receiving substantial cash from premiums, investment income, service fees and proceeds from sales and maturities of portfolio investments. The principal outflows of cash are payments of claims, taxes, operating expenses and dividends.

Financing Activity During 2001, the Company issued 7.6 million shares of its common stock and received net proceeds of $341 million in connection with two public stock offerings and the exercise of stock options. The Company purchased 300,000 shares of its common stock in 2000 for approximately $7 million and 905,000 shares of its common stock in 1999 for approximately $22 million. At December 31, 2001, 795,000 shares were available for repurchase under the Company's repurchase authorization.

The Company repaid $25 million (face value) of senior notes upon maturity in 2000. In 1999, the Company redeemed all outstanding Series A Preferred Stock for $98 million and repurchased $10 million (face value) of trust preferred securities for $8.8 million.

In February 2002, the Company entered into a one year unsecured bank credit facility which provides for borrowing up to $25 million. The facility replaces a previous bank facility that expired in December 2001.

At December 31, 2001, the Company's outstanding long-term debt was $374 million (face amount), of which $8 million was repaid in January 2002. The maturities of the remaining debt are $61 million in 2003, $40 million in 2005, $100 million in 2006, $89 million in 2008 and $76 million in 2022. The Company also has $200 million (face amount) of trust preferred securities that mature in 2045.

At December 31, 2001, stockholders' equity was $932 million and total capitalization (stockholders' equity, long-term debt and trust preferred securities) was $1,500 million. The percentage of the Company's capital attributable to long-term debt decreased to 25% at December 31, 2001 from 30% at December 31, 2000.

Investments As part of its investment strategy, the Company establishes a level of cash and highly liquid short-term and intermediate-term securities which, combined with expected cash flow, is believed adequate to meet foreseeable payment obligations. The Company also attempts to maintain an appropriate relationship between the average duration of the investment portfolio and the approximate duration of its liabilities, i.e., policy claims and debt obligations.

The carrying value of the Company's investment portfolio as of December 31, 2001 and 2000 is as follows (amounts in millions):

	2001	2000
Fixed maturities and invested cash	$2,980	$2,580
Equity securities available for sale	109	84
Equity securities trading account[(a)]	509	448
Total	$3,598	$3,112

(a) Represents trading account equity securities plus trading account receivables from brokers and clearing organizations less trading account equity securities sold but not yet purchased.

Fixed maturities and invested cash The Company's investment policy with respect to fixed maturity securities is generally to purchase instruments with the expectation of holding them to their maturity. However, active management of the portfolio is considered necessary to maintain an approximate matching of assets and liabilities as well as to adjust the portfolio as a result of changes in financial market conditions and tax considerations. At December 31, 2001, the fixed maturities portfolio mix was as follows: U.S. Government securities and cash equivalents were 35% (31% in 2000); state and municipal securities were 20% (24% in 2000); corporate securities were 19% (18% in 2000); mortgage-backed securities were 22% (22% in 2000); and foreign bonds were 4% (5% in 2000).

Equity securities available for sale Equity securities available for sale represent primarily investments in common and preferred stocks of publicly traded real estate investment trusts (REITs).

Equity securities trading account The equity securities trading account is comprised of merger arbitrage securities, which represent 92% of the trading account securities, and convertible arbitrage securities. Merger arbitrage is the business of investing in the securities of publicly held companies which are the targets in announced tender offers and mergers. Convertible arbitrage is the business of investing in convertible securities with the goal of capitalizing on price differentials between these securities and their underlying equities.

Market Risk The Company's market risk generally represents the risk of gain or loss that may result from the potential change in the fair value of the Company's investment portfolio as a result of fluctuations in prices and interest rates. In addition, the Company's international businesses and securities are subject to currency exchange rate risk. As discussed above, the Company attempts to manage its interest rate risk by maintaining an appropriate relationship between the average duration of the investment portfolio and the approximate duration of its liabilities, i.e., policy claims and debt obligations.

The principal market risk for the Company's fixed maturity securities is interest rate risk. The Company uses various models and stress test scenarios to monitor and manage interest rate risk. The following table outlines the groups of fixed maturity securities and the components of the interest rate risk:

Group	Market Yield	Effective Duration	Fair Value (000's)
Invested cash	1.83%	.15	$ 524,554
U. S. Government securities	4.31	4.75	526,623
State and municipal	4.85	6.60	600,560
Corporate	6.42	5.30	563,933
Foreign	10.88	4.94	111,547
Mortgage-backed securities	6.14	5.41	664,222
Total	5.03%	4.76	$2,991,439

Duration is a common gauge of the price sensitivity of a fixed income portfolio to a change in interest rates. Based upon a pricing model, the Company determines the estimated change in fair value of the fixed maturity securities, assuming immediate parallel shifts in the treasury yield curve while keeping spreads between individual securities and treasury securities static. The fair value at specified levels at December 31, 2001 would be as follows:

Change in interest rates	Estimated Fair Value of Financial Instruments (000's)	Estimated Change in Fair Value (000's)
300 basis point rise	$2,613,663	$(377,776)
200 basis point rise	2,733,327	(258,112)
100 basis point rise	2,861,934	(129,505)
Base scenario	2,991,439	—
100 basis point decline	3,112,840	121,401
200 basis point decline	3,239,301	247,862
300 basis point decline	3,384,976	393,537

The estimated changes in fair value, based upon the above table, would be partially offset by the Company's liabilities if they were marked to market.

Arbitrage investing differs from other types of investments in its focus on transactions and events believed likely to bring about a change in value over a relatively short time period (usually four months or less). The Company believes that this makes arbitrage investments less vulnerable to changes in general stock market conditions. Potential changes in market conditions are also mitigated by the implementation of hedging strategies, including short sales. Additionally, the arbitrage positions are generally hedged against market declines by purchasing put options, selling call options or entering into swap contracts. The Company's merger arbitrage securities are primarily exposed to the completion of announced deals, which are subject to regulatory as well as political and other risks.

The Company's international businesses and securities are subject to foreign currency risk. In order to mitigate foreign currency risks, the foreign subsidiaries maintain investments in U. S. Dollar-denominated securities in an amount that approximates the Company's investment in such subsidiaries. (See "International Operations.")

Federal and Foreign Income Taxes

The Company files a consolidated income tax return in the U.S. and foreign tax returns in the countries of its overseas operations. At December 31, 2001, the Company had a deferred tax asset, net of valuation allowance, of $217 million (which primarily relates to loss reserves, unearned premium reserves, a net operating loss carryforward and an alternative minimum tax credit carryforward) and a deferred tax liability of $118 million (which primarily relates to deferred policy acquisition costs, unrealized investment gains and intangible assets). The realization of the deferred tax asset is dependent upon the Company's ability to generate sufficient taxable income in future periods. Based on historical results and the prospects for future operations, management anticipates that it is more likely than not that future taxable income will be sufficient for the realization of this asset.

Reinsurance

The Company follows the customary industry practice of reinsuring a portion of its exposures, paying to reinsurers a part of the premiums received on the policies it writes. Reinsurance is purchased principally to reduce net liability on individual risks and to protect against catastrophic losses. Although reinsurance does not legally discharge an insurer from its primary liability for the full amount of the policies, it does make the assuming reinsurer liable to the insurer to the extent of the reinsurance coverage. The Company monitors the financial condition of its reinsurers and attempts to place its coverages only with substantial, financially sound carriers.

During 2001, the Company entered into a multi-year aggregate reinsurance agreement that provides two types of reinsurance coverage. The first type of coverage provides protection for individual losses on an excess of loss or quota share basis, as specified for each class of business covered by the agreement. The second type of coverage provides aggregate accident year protection for our reinsurance segment for loss and loss adjustment expenses incurred above a certain level. Loss recoveries are subject to annual limits and an aggregate limit over the contract period. Under the aggregate reinsurance agreement, the largest net amount retained on any one risk is $5 million for professional liability risks, $2 million for excess workers' compensation risks, up to $1 million for all other primary property casualty risks and $3 million for facultative reinsurance risks.

For its primary business, the Company also maintains group catastrophe reinsurance that provides protection for losses up to $49 million in excess of $6 million and contingency clash reinsurance that provides protection for losses up to $17.2 million in excess of $2 million. For its assumed reinsurance business, the Company's property catastrophe losses are reinsured for losses up to $3 million above $7 million. Additional catastrophe coverage is maintained for losses above $10,000 up to $5 million in the event industry catastrophe losses exceed $17.25 billion in California or $10 billion in states other than California. Retrocessional and whole account proportional reinsurance is written net of common account reinsurance protection.

International Operations

The Company owns 65% of Berkley International, LLC, which conducts insurance operations in Argentina and the Philippines. The international activities are reported in the Company's financial statements on a one quarter lag to facilitate the timely completion of the consolidated financial statements. During 2001, Argentina experienced substantial political and economic problems, including high unemployment, increasing fiscal deficits and declining central bank reserves. The government responded to these problems by converting certain public bonds into guaranteed loans with longer maturities and lower interest rates, abandoning the fixed dollar-to-peso exchange rate and imposing various currency restrictions. It is likely that there will be further changes to Argentine economic and monetary policies in 2002.

Following an analysis of the impact of these changes on its operations and financial statements, the Company reduced the carrying value of its Argentine public bonds from $58 million to $40 million, resulting in a realized investment loss of $18 million, or $7 million net of income taxes and minority interest. In addition, under recent government rulings, it is likely that dollar denominated commercial transactions in Argentina will be converted to pesos at exchange rates that are based on market rates at the time of settlement or on government rulings that may require the use of mandated exchange rates for certain transactions. The Company's assets held in Argentina were approximately equal to its Argentine liabilities. As of December 31, 2001, the Argentine subsidiaries held investments of approximately $44 million that are held outside of Argentina and not exposed to Argentine credit or currency risk.

As of December 31, 2001, after the reduction in the carrying value of Argentine bonds in the fourth quarter of 2001, the Company's capital investment in Argentina was $46 million ($30 million net of minority interest), of which approximately $33 million is invested in the non-life insurance business and approximately $13 million is invested in the life insurance business. Income before income taxes, realized losses and minority interest for the Company's operations in Argentina was $10 million for the year ended December 31, 2001. As a result of the recent developments, management expects the Argentine operations to undergo substantial changes. This is likely to include a decline in investment income as a result of lower interest on bonds and the surrender of all or substantially all life insurance policies-in-force.

Recent Developments

Effective January 1, 2002, the Company entered into quota share reinsurance contracts with MAP Capital Limited, a Lloyd's corporate member, and two Lloyd's syndicates managed by Kiln plc. MAP Capital Limited and the Lloyd's syndicates are expected to underwrite, on a worldwide basis, a broad range of mainly short-tail classes of business.

The Company recently announced the formation of Berkley Medical Excess Underwriters, LLC and Berkley Capital Underwriters, LLC. Berkley Medical Excess Underwriters will offer excess coverage for healthcare providers that are either self-insured or maintain their own captive facilities and reinsurance coverage for primary insurance companies that provide medical malpractice coverage to physicians and other commercial healthcare providers. Berkley Capital Underwriters will offer a proportional form of reinsurance for both domestic and international insurance operations with a strong emphasis on commercial and specialty casualty lines of insurance. Berkley Capital Underwriters will complement the Company's existing treaty operation, Signet Star Re, LLC, which primarily offers excess of loss treaty protection.

CONSOLIDATED STATEMENTS OF OPERATIONS
(Dollars in thousands, except per share data)

Years ended December 31,	2001	2000	1999
Revenues:			
Net premiums written	$1,858,096	$1,506,244	$1,427,719
Change in net unearned premiums	(177,627)	(15,230)	(13,335)
Premiums earned	1,680,469	1,491,014	1,414,384
Net investment income	195,021	210,448	190,316
Service fees	75,771	68,049	72,344
Realized investment gains (losses)	(11,494)	8,364	(6,064)
Other income	2,030	3,412	2,688
Total revenues	1,941,797	1,781,287	1,673,668
Operating costs and expenses:			
Losses and loss expenses	1,380,500	1,094,411	1,085,826
Other operating costs and expenses	663,776	596,579	604,784
Interest expense	45,719	47,596	50,801
Restructuring charges	3,196	1,850	11,505
Total expenses	2,093,191	1,740,436	1,752,916
Income (loss) before income taxes	(151,394)	40,851	(79,248)
Income tax benefit (expense)	56,661	(2,451)	45,766
Income (loss) before minority interest and preferred dividends	(94,733)	38,400	(33,482)
Minority interest	3,187	(2,162)	(566)
Preferred dividends	—	—	(497)
Net income (loss) before change in accounting and extraordinary gain	(91,546)	36,238	(34,545)
Cumulative effect of change in accounting principle (net of taxes)	—	—	(3,250)
Extraordinary gain on early extinguishment of long-term debt (net of taxes)	—	—	735
Net income (loss) attributable to common stockholders	$ (91,546)	$ 36,238	$ (37,060)
Earnings (loss) per share:			
Basic			
Net income (loss) before change in accounting and extraordinary gain	$ (3.14)	$ 1.41	$ (1.35)
Cumulative effect of change in accounting principle (net of taxes)	—	—	(.12)
Extraordinary gain on early extinguishment of long-term debt	—	—	.03
Net income (loss) attributable to common stockholders	$ (3.14)	$ 1.41	$ (1.44)
Diluted			
Net income (loss) before change in accounting and extraordinary gain	$ (3.14)	$ 1.39	$ (1.35)
Cumulative effect of change in accounting principle (net of taxes)	—	—	(.12)
Extraordinary gain on early extinguishment of long-term debt	—	—	.03
Net income (loss) attributable to common stockholders	$ (3.14)	$ 1.39	$ (1.44)

See accompanying notes to consolidated financial statements.

CONSOLIDATED BALANCE SHEETS

(Dollars in thousands, except per share data)

December 31,	2001	2000
Assets		
Investments:		
Invested cash	$ 524,554	$ 308,193
Fixed maturity securities:		
Held to maturity, at cost (fair value $167,559 and $164,229)	156,464	156,067
Available for sale, at fair value (cost $2,241,321 and $2,087,338)	2,299,326	2,115,824
Equity securities, at fair value:		
Available for sale (cost $103,011 and $76,545)	109,114	83,823
Trading account (cost $215,808 and $340,617)	213,878	347,271
Cash	9,533	938
Premiums and fees receivable	537,814	416,243
Due from reinsurers, net of funds withheld	716,398	713,392
Accrued investment income	35,926	36,578
Prepaid reinsurance premiums	103,667	99,444
Deferred policy acquisition costs	224,110	196,231
Real estate, furniture and equipment at cost, less accumulated depreciation	118,344	118,282
Deferred Federal and foreign income taxes	99,921	47,567
Excess of cost over net assets acquired	64,513	71,496
Trading account receivable from brokers and clearing organizations	351,707	269,444
Other assets	68,240	41,277
Total Assets	$5,633,509	$5,022,070
Liabilities and Stockholders' Equity		
Liabilities:		
Reserves for losses and loss expenses	$2,817,682	$2,533,917
Unearned premiums	879,640	713,239
Due to reinsurers	139,322	132,521
Trading securities sold but not yet purchased, at fair value (proceeds $58,331 and $164,312)	56,990	169,020
Short-term debt	—	10,000
Other liabilities	215,220	182,273
Long-term debt	370,554	370,158
Total Liabilities	4,479,408	4,111,128
Trust preferred securities	198,210	198,169
Minority interest	24,296	31,877
Stockholders' equity:		
Preferred stock, par value $.10 per share:		
Authorized 5,000,000 shares, issued and outstanding – none	—	—
Common stock, par value $.20 per share:		
Authorized 80,000,000 shares, issued and outstanding, net of treasury shares, 33,240,516 and 25,656,362 shares	8,661	7,281
Additional paid-in capital	659,266	334,061
Retained earnings	467,185	574,345
Accumulated other comprehensive income	37,340	19,371
Treasury stock, at cost, 10,063,328 and 10,747,482 shares	(240,857)	(254,162)
Total Stockholders' Equity	931,595	680,896
Total Liabilities and Stockholders' Equity	$5,633,509	$5,022,070

See accompanying notes to consolidated financial statements.

Consolidated Statements of Stockholders' Equity

(Dollars in thousands, except per share data)

Years ended December 31, 2001, 2000 and 1999

	Total stockholders' equity	Preferred and common stock and additional paid-in capital	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock
Balance, December 31, 1998	$861,281	$436,957	$601,908	$54,672	$(232,256)
Net loss attributable to common stockholders	(37,060)	—	(37,060)	—	—
Change in other comprehensive income (loss)	(99,172)	—	—	(99,172)	—
Issuance of common shares	387	56	—	—	331
Purchase of treasury stock	(22,119)	—	—	—	(22,119)
Repurchase of preferred stock	(98,092)	(98,092)	—	—	—
Dividends to common stockholders ($.52 per share)	(13,447)	—	(13,447)	—	—
Balance, December 31, 1999	591,778	338,921	551,401	(44,500)	(254,044)
Net income attributable to common stockholders	36,238	—	36,238	—	—
Change in other comprehensive income (loss)	63,871	—	—	63,871	—
Issuance of common shares	9,323	2,421	—	—	6,902
Purchase of treasury stock	(7,020)	—	—	—	(7,020)
Dividends to common stockholders ($.52 per share)	(13,294)	—	(13,294)	—	—
Balance, December 31, 2000	680,896	341,342	574,345	19,371	(254,162)
Net loss attributable to common stockholders	(91,546)	—	(91,546)	—	—
Change in other comprehensive income (loss)	17,969	—	—	17,969	—
Issuance of common shares	340,892	326,585	—	—	14,307
Purchase of treasury stock	(1,002)	—	—	—	(1,002)
Dividends to common stockholders ($.52 per share)	(15,614)	—	(15,614)	—	—
Balance, December 31, 2001	$931,595	$667,927	$467,185	$37,340	$(240,857)

Consolidated Statements of Comprehensive Income (Loss)

(Dollars in thousands)

	2001	2000	1999
Net income (loss) attributable to common stockholders	$(91,546)	$ 36,238	$ (37,060)
Other comprehensive income (loss)			
Unrealized holding gains (losses) on investment securities arising during the period, net of taxes of ($7,328), ($37,762) and $55,491	15,299	70,129	(103,055)
Less: Reclassification adjustment for realized (gains) losses included in net income (loss)	2,887	(5,436)	3,942
Net change in unrealized gains (losses) during the period	18,186	64,693	(99,113)
Change in unrealized foreign exchange (losses)	(217)	(822)	(59)
Other comprehensive income (loss)	17,969	63,871	(99,172)
Comprehensive income (loss)	$(73,577)	$100,109	$(136,232)

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows

(Dollars in thousands)

Years ended December 31,	2001	2000	1999
Cash flows (used in) provided by operating activities:			
Net income (loss) before minority interest, preferred dividends and extraordinary items	$(94,733)	$ 38,400	$(36,732)
Adjustments to reconcile net income (loss) to net cash flows provided by operating activities:			
Increase in reserves for losses and loss expenses, net of due to/from reinsurers	336,141	69,417	141,718
Depreciation and amortization	17,625	21,700	23,598
Change in unearned premiums and prepaid reinsurance premiums	178,505	14,974	13,490
Change in premiums and fees receivable	(153,175)	(35,356)	(3,386)
Change in Federal and foreign income taxes	(71,142)	2,138	(34,289)
Change in deferred policy acquisition costs	(40,882)	(13,883)	(12,457)
Realized investment (gains) losses	11,494	(8,364)	6,064
Other, net	26,084	(12,692)	(15,959)
Net cash provided by operating activities before increase in trading account securities	209,917	76,334	82,047
Increase in trading account securities	(57,973)	(89,609)	(32,978)
Net cash (used in) provided by operating activities	151,944	(13,275)	49,069
Cash flows provided by (used in) investing activities:			
Proceeds from sales, excluding trading account:			
Fixed maturity securities available for sale	532,861	725,961	594,993
Equity securities	64,038	48,079	17,200
Proceeds from maturities and prepayments of fixed maturity securities	189,961	142,636	147,668
Cost of purchases, excluding trading account:			
Fixed maturity securities available for sale	(933,084)	(773,804)	(695,928)
Equity securities	(82,509)	(70,988)	(14,397)
Proceeds (cost) of acquired/sold companies, net of acquired cash and invested cash	3,215	2,187	(1,533)
Net additions to real estate, furniture and equipment	(22,076)	(7,529)	(8,127)
Other, net	11,303	1,176	(435)
Net cash provided by (used in) investing activities	(236,291)	67,718	39,441
Cash flows provided by (used in) financing activities:			
Net proceeds from stock offering	315,840	—	—
Net proceeds from stock options exercised	25,052	9,324	783
Repurchase of long-term debt	—	(25,000)	—
Net change in short-term debt	(10,000)	(25,000)	(20,500)
Cash dividends to common stockholders	(14,707)	(12,701)	(13,888)
Purchase of common treasury shares	(1,002)	(7,020)	(22,119)
Other, net	(5,880)	(389)	5,277
Repurchase of preferred stock	—	—	(98,092)
Repurchase of trust preferred securities	—	—	(8,774)
Cash dividends to preferred stockholders	—	—	(2,001)
Net cash provided by (used in) financing activities	309,303	(60,786)	(159,314)
Net increase (decrease) in cash and invested cash	224,956	(6,343)	(70,804)
Cash and invested cash at beginning of year	309,131	315,474	386,278
Cash and invested cash at end of year	$534,087	$309,131	$315,474
Supplemental disclosure of cash flow information:			
Interest paid on debt	$ 45,241	$ 48,053	$ 50,801
Federal income taxes (received) paid	$ 10,644	$ (1,079)	$ (12,973)

See accompanying notes to consolidated financial statements.

(1) Summary of Significant Accounting Policies

(A) Principles of consolidation and basis of presentation
The consolidated financial statements, which include the accounts of W. R. Berkley Corporation and its subsidiaries (the "Company"), have been prepared on the basis of accounting principles generally accepted in the United States of America ("GAAP"). All significant intercompany transactions and balances have been eliminated. Reclassifications have been made in the 2000 and 1999 financial statements to conform them to the presentation of the 2001 financial statements. The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the revenues and expenses reflected during the reporting period. Actual results could differ from those estimates. The international segment's activities are reported in the Company's financial statements on a one quarter lag to facilitate the timely completion of the consolidated financial statements.

(B) Revenue recognition
Insurance premiums written are recognized as earned generally on a pro-rata basis over the policy period. Service fees on insurance service contracts are recorded as earned primarily on a pro-rata basis over the contract period.

(C) Investments
The Company has classified its investments into three categories. Securities that the Company has the positive intent and ability to hold to maturity are classified as "held to maturity" and reported at amortized cost. Securities which the Company purchased with the intent to sell in the near-term are classified as "trading" and are reported at estimated fair value, with unrealized gains and losses reflected in the statement of operations. The remaining securities are classified as "available for sale" and carried at estimated fair value, with unrealized gains and losses, net of applicable income taxes, excluded from earnings and reported as a component of comprehensive income (loss) and a separate component of stockholders' equity. Fair value is generally determined using published market values.

Realized gains or losses represent the difference between the cost of securities sold and the proceeds realized upon sale. The cost of securities is adjusted where appropriate to include a provision for significant decline in value which is considered to be other than temporary. The Company uses the specific identification method where possible, and the first-in, first-out method in other instances, to determine the cost of securities sold. Realized gains or losses, including any provision for decline in value, are included in the statement of operations.

(D) Trading account
Equity securities purchased (long portfolio positions and investment funds) are presented in the balance sheet as trading account assets. Equity securities sold but not yet purchased (short sales and short call options) are presented as trading securities sold but not yet purchased. Unsettled trades and the net margin balances held by the clearing broker are presented as trading account receivable from brokers and clearing organizations. The Company's trading account portfolio is recorded at fair value. Realized and unrealized gains and losses from trading activity are reported as net investment income.

(E) Per share data
Basic per share data is based upon the weighted average number of shares outstanding during the year. Diluted per share data reflects the potential dilution that would occur if employee stock-based compensation plans were exercised. Shares issued in connection with loans to shareholders are not considered to be outstanding for the purposes of calculating basic per share amounts. The related amounts due from shareholders are excluded from stockholders' equity.

(F) Deferred policy acquisition costs
Acquisition costs (primarily commissions and premium taxes) incurred in writing insurance and reinsurance business are deferred and amortized ratably over the terms of the related contracts. Deferred policy acquisition costs are limited to the amounts estimated to be recoverable from the applicable unearned premiums and the related anticipated investment income by giving effect to anticipated losses, loss adjustment expenses and expenses necessary to maintain the contracts in force.

(G) Reserves for losses and loss expenses
Reserves for losses and loss expenses are an accumulation of amounts determined on the basis of (1) evaluation of claims for business written directly by the Company; (2) estimates received from other companies for reinsurance assumed; and (3) estimates for losses incurred but not reported (based on Company and industry experience). These estimates are periodically reviewed and, as experience develops and new information becomes known, the reserves are adjusted as necessary. Such adjustments are reflected in results of opera-

tions in the period in which they are determined. The Company discounts its reserves for excess and assumed workers' compensation claims using a risk-free or statutory rate. (See Note 16 of Notes to Consolidated Financial Statements.)

(H) Reinsurance ceded
Ceded unearned premiums are reported as prepaid reinsurance premiums and estimated amounts of reinsurance recoverable on unpaid losses are included in due from reinsurers. To the extent any reinsurer does not meet its obligations under reinsurance agreements, the Company must discharge the liability. Amounts due from reinsurers are reflected net of funds held where the right of offset is present. The Company has provided reserves for uncollectible reinsurance.

(I) Excess of cost over net assets acquired
Costs in excess of the net assets of subsidiaries acquired are being amortized on a straight-line basis over 25 to 40 years. The Company continually evaluates the amortization period of its intangible assets. Estimates of useful lives are revised when circumstances or events indicate that the original estimate is no longer appropriate. Amortization and adjustments of the excess of cost over net assets acquired were $4,906,000, $4,036,000 and $3,866,000 for 2001, 2000 and 1999, respectively.

(J) Federal and foreign income taxes
The Company files a consolidated income tax return in the U.S. and foreign tax returns in the countries of its overseas operations.

The Company's method of accounting for income taxes is the asset and liability method. Under the asset and liability method, deferred tax assets and liabilities are measured using tax rates currently in effect or expected to apply in the years in which those temporary differences are expected to reverse.

(K) Stock options
The Company uses the intrinsic-value method of accounting for stock-based awards granted to employees and, accordingly, does not recognize compensation expense for its stock-based awards to employees. (See Note 10 of Notes to Consolidated Financial Statements.)

(L) Foreign currency
Revenues and expenses in foreign currencies are translated at the weighted average exchange rate during the year. Assets and liabilities are translated at the rate of exchange in effect at the close of the period. Unrealized gains or losses (losses of $4,391,000 and $4,174,000 as of December 31, 2001 and 2000, respectively) resulting from translating foreign currency financial statements are reported as a component of common stockholders' equity. Gains ($88,000, $775,000 and $1,543,000 for 2001, 2000 and 1999, respectively) resulting from foreign currency transactions (transactions denominated in a currency other than the entity's functional currency) are included in the statement of operations.

(M) Real estate, furniture and equipment
Real estate, furniture and equipment are carried at cost less accumulated depreciation. Depreciation is calculated using the estimated useful lives of the respective assets. Depreciation expense was $16,349,000, $17,704,000 and $16,291,000 for 2001, 2000 and 1999, respectively.

(N) Comprehensive Income (loss)
Comprehensive income (loss) encompasses all changes in stockholders' equity (except those arising from transactions with stockholders) and includes net income, net unrealized capital gains or losses on available-for-sale securities and unrealized foreign currency translation adjustments.

(O) Insurance Related Assessments
As of January 1, 1999, the Company adopted the American Institute of Certified Public Accountants (AICPA) Statement of Position ("SOP") 97-3, "Accounting by Insurance and Other Enterprises for Insurance Related Assessments." This statement provides guidance for determining when an entity should recognize liabilities for guarantee fund and other insurance related assessments, how to measure those liabilities and when an asset may be recognized for the recovery of such assessments through premium tax offsets or policy surcharges. The adoption of this statement resulted in an after tax charge of $3,250,000 for the year ended December 31, 1999, which was reflected as a cumulative effect of a change in accounting principle.

(P) Recent accounting pronouncements
During 2001, the Company adopted FAS 133, "Accounting for Derivative Instruments and Hedging Activities," which establishes accounting and reporting standards for derivative instruments. The adoption of this statement did not have a material impact on the Company's results of operations or financial condition.

In July 2001, the FASB issued Statement No. 141, "Business Combinations," and Statement No. 142, "Goodwill and Other Intangible Assets." Statement 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001 as well as all purchase method business combinations completed after June

30, 2001. Statement 142 will require that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead tested for impairment at least annually in accordance with the provisions of Statement 142. Statement 142 is effective in fiscal years beginning after December 15, 2001. The Company expects its operating costs and expenses to decrease by approximately $4 million in 2002, as goodwill will no longer be amortized under Statement 142.

In August 2001, the FASB issued Statement No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." This Statement addresses financial accounting and reporting for the impairment or disposal of long-lived assets. The provisions of this Statement are effective for financial statements issued for fiscal years beginning after December 15, 2001. The adoption of this Statement will not have a material impact on the Company's results of operations or financial condition.

(2) Lease Obligations

The Company and its subsidiaries use office space and equipment under leases expiring at various dates through September 1, 2004. These leases are considered operating leases for financial reporting purposes. Some of these leases have options to extend the length of the leases and contain clauses for cost of living, operating expense and real estate tax adjustments. Rental expense was approximately: $18,021,000, $16,580,000 and $16,109,000 for 2001, 2000 and 1999, respectively. Future minimum lease payments (without provision for sublease income) are $14,979,000 in 2002; $11,569,000 in 2003; $7,953,000 in 2004; $5,962,000 in 2005; and $16,324,000 thereafter.

(3) Acquisitions and Asset Sales

During 2001, 2000 and 1999, several international and other acquisitions were completed for an aggregate consideration of approximately $3,780,000, $338,000 and $1,533,000, respectively. The acquisitions were accounted for as purchases and, accordingly, the results of operations of the companies have been included from the respective dates of acquisition. Proforma results of operations have been omitted as such effects are not significant.

Net assets of the acquired companies for 2001, 2000 and 1999 were as follows: excess of cost over net assets acquired of $1,151,000, $47,000 and $3,744,000; and other liabilities, net of other assets, of $4,931,000, $385,000 and $5,277,000, respectively.

During 2001, the Company sold several dormant operations, and reported a realized gain of $554,000. During 2000, the Company sold the assets of All American Agency Facilities Inc. ("All American"), a managing general agency, and reported a realized gain of $3,179,000. All American's revenues and operating profits (losses) were $1,819,000 and ($638,000) in 2000, and $7,480,000 and $381,000 in 1999.

(4) Restructuring Plan

In the fourth quarter of 2001, the Company reported a restructuring charge of $3,196,000 in connection with its withdrawal from regional personal lines business and the reorganization of certain other operations. The Company reduced its permanent workforce by approximately 304 employees in connection with the plan. The charge consisted mainly of severance payments of $2,462,000 and contractual lease payments related to abandoned facilities. The activities under the plan were substantially completed in 2001.

In the first quarter of 2000, the Company implemented a plan to reorganize its reinsurance business. Under the plan, the reinsurance segment has withdrawn from the Latin American and Caribbean market, and the domestic reinsurance operations have focused on specialty reinsurance lines while de-emphasizing certain commodity-type lines. The Company reduced its permanent workforce by approximately 37 employees in connection with the plan. The Company reported a restructuring charge of $1,850,000 to reflect costs related to the plan. This charge consisted mainly of severance payments of $1,439,000 and contractual lease payments related to abandoned facilities. The activities under the plan were substantially completed in 2000.

In the first quarter of 1999, the Company implemented a plan to restructure certain of its operating units. Under the plan, the Company consolidated ten of its regional units into four; merged two of its alternative market units; combined two of its international units; and reduced its workforce by approximately 386 employees. The Company reported a restructuring charge of $11,505,000 in the first quarter of 1999 to reflect the estimated costs of the plan. This charge consists mainly of severance payments of $7,562,000, contractual lease payments related to abandoned facilities and abandoned equipment and property owned.

The Company has paid $11,955,000 related to the restructuring charges, of which $8,865,000 relates to severance payments. The remaining restructuring accrual is $4,596,000 at December 31, 2001, of which certain payments extend through 2003.

(5) Debt

Long-term debt consists of the following:

Description	Rate	Maturity	2001 Face Value	2001 Carrying Value	2000 Carrying Value
Senior Notes	6.71%	March 4, 2003	$ 25,000,000	$ 24,976,000	$ 24,957,000
Senior Subordinated Notes	6.50%	July 1, 2003	35,793,000	35,793,000	35,793,000
Note Payable	(1)	December 30, 2003	8,000,000	8,000,000	8,000,000
Senior Notes	6.375%	April 15, 2005	40,000,000	39,885,000	39,854,000
Senior Notes	6.25%	January 15, 2006	100,000,000	99,442,000	99,323,000
Senior Notes	9.875%	May 15, 2008	88,800,000	86,774,000	86,561,000
Senior Debentures	8.70%	January 1, 2022	76,503,000	75,684,000	75,670,000
			$374,096,000	$370,554,000	$370,158,000

(1)Floating rate equal to Libor plus 50 basis points.

The difference between the face value of long-term debt and the carrying value is unamortized discount. All outstanding long-term debt is not redeemable until maturity.

Short-Term Debt During 2001 and 2000, the average interest rate of the Company's short-term debt was 6.75% and 6.87%, respectively. In February 2002, the Company entered into a one-year unsecured bank credit facility which provides for borrowing up to $25 million.

(6) Trust Preferred Securities

The Company-obligated mandatorily redeemable preferred securities of a subsidiary trust holding solely junior subordinated debentures ("Trust Preferred Securities") were issued by the W.R. Berkley Capital Trust ("the Trust") in 1996. All of the common securities of the Trust are owned by the Company. The sole assets of the Trust are $210,000,000 aggregate principal amount of 8.197% Junior Subordinated Debentures due December 15, 2045, issued by the Company (the "Junior Subordinated Debentures"). The Company's guarantee of payments of cash distributions and payments on liquidation of the Trust and redemption of the Trust Preferred Securities, when taken together with the Company's obligations under the Trust Agreement under which the Trust Preferred Securities were issued, the Junior Subordinated Debentures and the Indenture under which the Junior Subordinated Debentures were issued, including its obligations to pay costs, expenses, debts and liabilities of the Trust (other than with respect to the Trust Preferred Securities), provide a full and unconditional guarantee of the Trust's obligations under the Trust Preferred Securities. The Company records the preferential cumulative cash dividends arising from the payments of interest on the Junior Subordinated Debentures as interest expense in its consolidated statement of operations.

The Trust Preferred Securities are subject to mandatory redemption in a like amount (i) in whole but not in part, on the stated maturity date, upon repayment of the Junior Subordinated Debentures, (ii) in whole but not in part, at any time contemporaneously with the optional prepayment of the Junior Subordinated Debentures by the Company upon the occurrence and continuation of a certain event and (iii) in whole or in part, on or after December 15, 2006, contemporaneously with the optional prepayment by the Company of Junior Subordinated Debentures. In September 1999, a subsidiary of the Company purchased $10 million (face amount) of the Trust Preferred Securities for $8,774,000.

(7) Commitments, Litigation and Contingent Liabilities

Neither the Company nor any of its subsidiaries is engaged in any litigation which management believes will have a material adverse effect upon the Company's business. As is common with other insurance companies, the Company's subsidiaries are regularly engaged in the defense of claims arising out of the conduct of the insurance business. The Company has an arbitration pending pertaining to a surety reinsurance contract coverage issue where it is the reinsurer. The proceeding is in the initial stages, and the Company believes it has meritorious defenses with respect to this issue.

(8) Supplemental Financial Statement Data

Other operating costs and expenses consist of the following:

(Dollars in thousands)	2001	2000	1999
Amortization of deferred policy acquisition costs	$492,065	$454,729	$444,289
Other operating costs and expenses of insurance operations	85,593	68,756	79,879
Other operating costs and expenses of service companies	64,947	57,108	64,780
Other costs and expenses	21,171	15,986	15,836
Total	$663,776	$596,579	$604,784

(9) Reinsurance Ceded

The Company follows the customary industry practice of reinsuring a portion of its exposures principally to reduce net liability on individual risks and to protect against catastrophic losses. The following amounts arising under reinsurance ceded contracts have been deducted in arriving at the amounts reflected in the statement of operations:

(Dollars in thousands)	2001	2000	1999
Premiums written	$350,370	$310,511	$307,170
Premiums earned	$346,159	$301,835	$294,823
Losses and loss expenses	$333,911	$267,804	$248,767

During 2001, the Company entered into a multi-year aggregate reinsurance agreement that provides two types of reinsurance coverage. The first type of coverage provides protection for individual losses on an excess of loss or quota share basis, as specified for each class of business covered by the agreement. The second type of coverage provides aggregate accident year protection for our reinsurance segment for loss and loss adjustment expenses incurred above a certain level. Loss recoveries are subject to annual limits and an aggregate limit over the contract period. For the year ended December 31, 2001, earned premiums and losses and loss expenses ceded under the aggregate reinsurance agreement were $15 million and $5 million, respectively, for the individual loss protection and $30 million and $54 million, respectively, for the aggregate accident year protection.

In 1999, the Company purchased aggregate reinsurance protection for its regional segment. Pursuant to the contract, the reinsurer will indemnify the regional companies for losses occurring during 1999 in excess of 71% of earned premiums, up to a limit of $35 million. Premiums of $21 million and losses of $35 million were ceded to the reinsurer in 1999.

Certain of the Company's reinsurance agreements are structured on a funds held basis, whereby the Company retains some or all of the ceded premiums in a separate account that is used to fund ceded losses as they become due from the reinsurance company. Interest is credited to reinsurers for funds held on their behalf at rates ranging from 7.0% to 8.9% of the account balances, as defined under the agreements. Interest credited to reinsurers, which is reported as a reduction of net investment income, was $12 million in 2001, $10 million in 2000 and $8 million in 1999.

(10) Stock Option Plan

The Company has a stock option plan (the "Stock Option Plan") under which 7,125,000 shares of Common Stock were reserved for issuance. Pursuant to the Stock Option Plan, options may be granted at prices determined by the Board of Directors but not less than fair market value on the date of grant.

The following table summarizes option information:

	2001		2000		1999	
	Shares	Price[a]	Shares	Price[a]	Shares	Price[a]
Outstanding at beginning of year	3,986,079	$31.57	3,662,785	$34.12	3,929,333	$34.25
Granted	540,950	47.07	872,000	19.34	68,600	25.73
Exercised	692,900	29.77	342,266	24.36	14,925	21.91
Canceled	195,050	32.73	206,440	37.07	320,223	34.39
Outstanding at end of year	3,639,079	$34.23	3,986,079	$31.57	3,662,785	$34.12
Options exercisable at year end	1,652,919	$33.13	952,726	$27.43	998,450	$25.28
Options available for future grant	2,302,191		2,647,916		3,326,102	

(a) Weighted average exercise price.

The fair value of the options granted is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions for 2001 and 2000, respectively: (a) dividend yield of 1%, (b) expected volatility of 20%, (c) risk-free interest rates of 5.01% and 6.63% and (d) expected life of 7.5 years. The following table summarizes information about stock options outstanding at December 31, 2001 and 2000:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding	Weighted Remaining Contractual Life	Weighted Average Price	Number Exercisable	Weighted Average Exercise Price
December 31, 2001					
$14 to $27	1,038,048	7.0	$20.34	207,098	$24.83
27 to 32	426,663	4.3	28.91	426,663	28.91
32 to 58	2,174,368	6.7	41.90	1,019,158	36.59
Total	3,639,079	6.5	$34.23	1,652,919	$33.13
December 31, 2000					
$14 to $27	1,363,366	7.0	$21.05	456,666	$24.39
27 to 32	661,812	5.1	28.99	433,927	29.01
32 to 48	1,960,901	6.8	39.76	62,133	38.71
Total	3,986,079	6.6	$31.57	952,726	$27.43

The Company uses the intrinsic-value method of accounting for stock-based awards granted to employees and, accordingly, does not recognize compensation expense for its stock-based awards to employees. Had compensation cost for the Company's stock option plans been determined based on the fair value at the grant dates for awards under those plans, the Company's net income (loss) and earnings per share would have been reduced to the pro forma amounts indicated below (000's omitted except per share data):

	Net Income (loss)		Basic Earnings (loss) per Share		Diluted Earnings (loss) per Share	
	As reported	Pro forma	As reported	Pro forma	As reported	Pro forma
2001						
Attributable to common stockholders	$(91,546)	$(94,554)	$(3.14)	$(3.24)	$(3.14)	$(3.24)
2000						
Attributable to common stockholders	$ 36,238	$ 33,331	$ 1.41	$ 1.30	$ 1.39	$ 1.28

(11) Compensation Plan

The Company and its subsidiaries have profit sharing retirement plans in which substantially all employees participate. The plans provide for minimum annual contributions of 5% of eligible compensation; contributions above the minimum are discretionary and vary with each participating subsidiary's profitability. Employees become eligible to participate in the Retirement Plans on the first day of the month following the first full three months in which they are employed. Profit sharing expense amounted to $9,287,000, $7,672,000 and $7,768,000 for 2001, 2000 and 1999, respectively.

The Company has a Long-Term Incentive Compensation Plan ("LTIP") that provides for incentive compensation to key executives based on the Company's earnings, as defined under the LTIP, for each year from 2001 through 2005. Key employees are awarded participation units ("Units") which vest and become exercisable over a maximum term of five years from the date of their award. The units are payable in cash or up to 50% in shares of common stock. At December 31, 2001, there were 79,500 units outstanding and the maximum value that can be earned for those units over the five-year period ending on December 31, 2005 is $19,875,000. There was no LTIP expense in 2001, 2000 or 1999.

(12) Investments

At December 31, 2001 and 2000, there were no investments, other than investments in United States government securities, which exceeded 10% of stockholders' equity. At December 31, 2001 and 2000, investments were as follows:

(Dollars in thousands)

Type of investment	Cost[(a)]	Gross unrealized gains	Gross unrealized losses	Fair value	Carrying value
December 31, 2001					
Fixed maturity securities held to maturity:					
State and municipal	$ 48,618	$ 4,438	$ (155)	$ 52,901	$ 48,618
Corporate	11,331	790	—	12,121	11,331
Mortgage-backed securities	96,515	6,022	—	102,537	96,515
Total fixed maturity securities held to maturity	156,464	11,250	(155)	167,559	156,464
Fixed maturity securities available for sale:					
United States Government[(b)]	506,067	22,282	(1,726)	526,623	526,623
State and municipal	540,081	12,936	(5,358)	547,659	547,659
Corporate	537,680	18,604	(4,472)	551,812	551,812
Mortgage-backed securities	551,082	13,843	(3,240)	561,685	561,685
Foreign	106,411	5,617	(481)	111,547	111,547
Total fixed maturity securities available for sale	2,241,321	73,282	(15,277)	2,299,326	2,299,326
Equity securities available for sale:					
Common stocks	25,819	3,587	(502)	28,904	28,904
Preferred stocks	77,192	3,485	(467)	80,210	80,210
Total equity securities available for sale	103,011	7,072	(969)	109,114	109,114
Equity securities trading:					
Long positions[(c)]	215,808	2,951	(4,881)	213,878	213,878
Receivable from brokers	351,707	—	—	351,707	351,707
Securities sold but not yet purchased	(58,331)	3,482	(2,141)	(56,990)	(56,990)
Total equity securities trading	509,184	6,433	(7,022)	508,595	508,595
Invested cash[(d)]	524,554	—	—	524,554	524,554
Total investments	$3,534,534	$ 98,037	$(23,423)	$3,609,148	$3,598,053
December 31, 2000					
Fixed maturity securities held to maturity:					
State and municipal	$ 54,659	$ 4,122	$ (115)	$ 58,666	$ 54,659
Corporate	11,592	654	(85)	12,161	11,592
Mortgage-backed securities	89,816	3,586	—	93,402	89,816
Total fixed maturity securities held to maturity	156,067	8,362	(200)	164,229	156,067
Fixed maturity securities available for sale:					
United States Government[(b)]	480,871	14,327	(1,574)	493,624	493,624
State and municipal	544,015	14,169	(1,681)	556,503	556,503
Corporate	454,844	7,727	(8,695)	453,876	453,876
Mortgage-backed securities	469,144	9,144	(5,376)	472,912	472,912
Foreign	138,464	2,976	(2,531)	138,909	138,909
Total fixed maturity securities available for sale	2,087,338	48,343	(19,857)	2,115,824	2,115,824
Equity securities available for sale:					
Common stocks	49,976	7,830	(1,161)	56,645	56,645
Preferred stocks	26,569	770	(161)	27,178	27,178
Total equity securities available for sale	76,545	8,600	(1,322)	83,823	83,823
Equity securities trading:					
Long positions[(c)]	340,617	16,159	(9,505)	347,271	347,271
Receivable from brokers	269,444	—	—	269,444	269,444
Securities sold but not yet purchased	(164,312)	8,286	(12,994)	(169,020)	(169,020)
Total equity securities trading	445,749	24,445	(22,499)	447,695	447,695
Invested cash[(d)]	308,193	—	—	308,193	308,193
Total investments	$3,073,892	$ 89,750	$ (43,878)	$3,119,764	$3,111,602

(a) Adjusted as necessary for amortization of premium or discount.
(b) Includes United States government agencies and authorities.
(c) Includes investments of $97,917,000 and $52,610,000 as of December 31, 2001 and 2000, respectively, in managed investment funds.
(d) Short-term investments which mature within three months of the date of purchase.

The amortized cost and fair value of fixed maturity securities at December 31, 2001, by contractual maturity, are shown below. Actual maturities may differ from contractual maturities because certain issuers may have the right to call or prepay obligations:

(Dollars in thousands)	2001	
	Cost	Fair value
Due in one year or less	$ 76,652	$ 78,376
Due after one year through five years	480,636	505,115
Due after five years through ten years	559,480	572,013
Due after ten years	633,420	647,159
Mortgage-backed securities	647,597	664,222
Total	$2,397,785	$2,466,885

Realized gains (losses) and the change in difference between fair value and cost of investments, before applicable income taxes, are as follows:

(Dollars in thousands)	2001	2000	1999
Realized gains (losses):			
Fixed maturity securities(a)	$ 6,706	$ (2,573)	$ 2,792
Equity securities	7,755	9,420	(76)
Provision for other than temporary impairment:			
Fixed maturity securities	(26,511)	(3,299)	(8,300)
Equity securities	(109)	—	—
Other	665	4,816	(480)
	(11,494)	8,364	(6,064)
Change in difference between fair value and cost of investments, not including trading securities:			
Fixed maturity securities	32,452	108,938	(167,984)
Equity securities	(1,175)	335	964
	31,277	109,273	(167,020)
Total	$19,783	$117,637	$(173,084)

(a)During 2001, 2000 and 1999, gross gains of $13,033,000, $11,586,000 and $15,022,000, respectively, and gross losses of $6,327,000, $14,159,000 and $12,230,000, respectively, were realized.

Investment income consists of the following:

(Dollars in thousands)	2001	2000	1999
Investment income earned on:			
Fixed maturity securities	$162,986	$152,806	$148,081
Trading account(a)	19,321	42,741	33,532
Invested cash	14,715	14,771	12,804
Equity securities	6,754	6,448	3,306
Other	2,880	3,189	833
Gross investment income	206,656	219,955	198,556
Interest on funds held under reinsurance treaties	(11,635)	(9,507)	(8,240)
Net investment income	$195,021	$210,448	$190,316

(a)The primary focus of the trading account is merger and convertible arbitrage. Merger arbitrage is the business of convertible investing in the securities of publicly held companies which are the targets in announced tender offers and mergers. Convertible arbitrage is the business of investing in convertible securities with the goal of capitalizing on price differences between their securities and their underlying equities. Arbitrage investing differs from other types of investments in its focus on transactions and events believed likely to bring about a change in value over a relatively short time period (usually four months or less). The Company believes that this makes arbitrage investments less vulnerable to changes in general financial market conditions. Potential changes in market conditions are also mitigated by the implementation of hedging strategies, including short sales.

The arbitrage positions are generally hedged against market declines by purchasing put options, selling call options or entering into swap contracts. Therefore, just as long portfolio positions may incur losses during market declines, hedge positions may also incur losses during market advances. As of December 31, 2001, the notional amount of long option contracts outstanding is $16,391,000 and short option contracts outstanding is $10,985,000.

Investment income earned from net trading account activity includes unrealized trading losses of $2,519,000 and $4,897,000 for 2001 and 1999, respectively, and unrealized trading gains of $1,899,000 for 2000.

At December 31, 2001, investments with a carrying value of $154 million were on deposit with state insurance departments as required by state laws; investments with a carrying value of $26 were held in trust for other companies; and investments with a carrying value of $22 million were deposited at Lloyd's in support of 2002 underwriting activities.

The Company had contingent liabilities regarding irrevocable undrawn letters of credit supporting reinsurance business of $16 million at December 31, 2001. The Company has pledged investments with a carrying value of $23 million as collateral to support this commitment.

(13) Fair Value of Financial Instruments

The following table presents the carrying amounts and estimated fair values of the Company's financial instruments as of December 31, 2001 and 2000:

(Dollars in thousands)	2001		2000	
	Carrying amount	Fair value	Carrying amount	Fair value
Investments	$3,598,053	$3,609,148	$3,111,602	$3,119,764
Long-term debt	370,554	384,431	370,158	362,375
Trust preferred securities	198,210	180,146	198,169	136,800

The estimated fair value of investments is based on quoted market prices as of the respective reporting dates. The fair value of the long-term debt and the trust preferred securities are based on rates available for borrowings similar to the Company's outstanding debt as of the respective reporting dates.

(14) Stockholders' Equity

Common equity The weighted average number of shares used in the computation of basic earnings per share was 29,139,000, 25,632,000 and 25,823,000 for 2001, 2000 and 1999, respectively. The weighted average number of shares used in the computations of diluted earnings per share was 30,555,000, 25,991,000 and 25,927,000 for 2001, 2000 and 1999, respectively. Treasury shares have been excluded from average outstanding shares from the date of acquisition. The difference in calculating basic and diluted earnings per share is attributable entirely to the dilutive effect of stock-based compensation plans.

Changes in shares of common stock outstanding, net of treasury shares, are as follows:

(in thousands)	2001	2000	1999
Balance, beginning of year	25,656	25,617	26,504
Shares issued	7,603	339	18
Shares repurchased	(18)	(300)	(905)
Balance, end of year	33,241	25,656	25,617

On January 25, 1999, all remaining outstanding shares of the Series A Preferred Stock were redeemed for $98,092,000.

On May 11, 1999, the Company declared a dividend distribution of one Right for each outstanding share of common stock. Each Right entitles the holder to purchase a unit consisting of one one-thousandth of a share of Series A Junior Participating Preferred Stock at a purchase price of $120 per unit (subject to adjustment) upon the occurrence of certain events relating to potential changes in control of the Company. The Rights expire on May 11, 2009, unless earlier redeemed by the Company as provided in the Rights Agreement.

(15) Federal and Foreign Income Taxes

Federal and foreign income tax expense (before the cumulative effect of change in accounting and extraordinary items) consists of:

(Dollars in thousands)	2001	2000	1999
Current (expense) benefit	$(2,068)	$(2,574)	$11,785
Deferred benefit	58,729	123	33,981
Total (expense) benefit	$56,661	$(2,451)	$45,766

A reconciliation of Federal and foreign income tax (expense) benefit and the amounts computed by applying the Federal and foreign income tax rate of 35% to pre-tax income are as follows:

(Dollars in thousands)	2001	2000	1999
Computed "expected" tax (expense) benefit	$52,988	$(14,298)	$27,737
Tax-exempt investment income	8,045	13,543	17,853
Increase in valuation allowance	(3,100)	—	—
Other, net	(1,272)	(1,696)	176
Total (expense) benefit	$56,661	$ (2,451)	$45,766

At December 31, 2001 and 2000 , the tax effects of differences that give rise to significant portions of the deferred tax asset and deferred tax liability are as follows:

(Dollars in thousands)	2001	2000
Deferred Tax Asset		
Loss reserve discounting	$74,952	$60,737
Unearned premiums	52,844	40,885
Net operating loss carry forward	53,005	8,379
Alternative minimum tax credit carryforward	28,420	29,610
Other	18,362	8,171
Gross deferred tax asset	227,583	147,782
Less valuation allowance	(10,100)	(7,000)
Deferred tax asset	217,483	140,782
Deferred Tax Liability		
Amortization of intangibles	7,766	7,995
Deferred policy acquisition costs	76,090	57,877
Deferred taxes on unrealized investment gains	18,238	12,678
Depreciation	7,790	8,088
Other	7,678	6,577
Deferred tax liability	117,562	93,215
Net deferred tax asset	$ 99,921	$47,567

Federal income tax expense (benefit) applicable to realized investment gains (losses) was $(2,478,000), $2,928,000 ($2,122,000) in 2001, 2000 and 1999, respectively. The Company had a current income tax receivable of $16,179,000 and $6,376,000 at December 31, 2001 and 2000, respectively. At December 31, 2001, the Company had foreign net operating loss carryforwards of $23,453,000, which expire from 2002 and 2006, and a Federal net operating loss carryforward of $128,977,000, which expires in 2021. The net change in the valuation allowance is primarily related to the foreign net operating loss carryforwards. The Company's tax returns through December 31, 1997 have been examined by the Internal Revenue Service.

The realization of the deferred tax asset is dependent upon the Company's ability to generate sufficient taxable income in future periods. Based on historical results and the prospects for future current operations, management anticipates that it is more likely than not that future taxable income will be sufficient for the realization of this net asset.

(16) Reserves for Losses and Loss Expenses

The table below provides a reconciliation of the beginning and ending reserve balances on a gross of reinsurance basis:

(Dollars in thousands)	2001	2000	1999
Net reserves at beginning of year	$1,818,049	$1,723,865	$1,583,304
Net provision for losses and loss expenses:			
Claims occurring during the current year	1,140,622	1,047,060	1,032,089
Increase (decrease) in estimates for claims occurring in prior years	211,344	14,042	28,351
Net decrease in discount for prior years	8,717	11,530	10,473
	1,360,683	1,072,632	1,070,913
Net payments for claims			
Current year	443,802	394,401	433,942
Prior years	701,637	584,047	496,410
	1,145,439	978,448	930,352
Net reserves at end of year	2,033,293	1,818,049	1,723,865
Ceded reserves at end of year	730,557	657,756	617,025
Gross reserves at end of year	$2,763,850	$2,475,805	$2,340,890

The balance sheets include $53,832,000 and $58,112,000 as of December 31, 2001 and 2000, respectively, relating to reserves for life insurance which are not included in the table above, and the statement of operations includes $19,817,000, $21,779,000 and $14,913,000 for the years ended December 31, 2001, 2000 and 1999, respectively, relating to the policyholder benefits incurred on life insurance which are not included in the above table. The increase in estimates for claims occurring in prior years for the year ended December 31, 2001 reflects primarily reserve increases for the discontinued alternative markets reinsurance division and the treaty reinsurance business. For the years ended December 31, 2000 and 1999, the increase in estimates for claims occurring in prior years was due to reserve strengthening in the regional segment partially offset by favorable reserve development in the specialty and alternative markets segments.

The Company discounts its liabilities for excess and assumed workers' compensation business because of the long period of time over which losses are paid. Discounting is intended to appropriately match losses and loss expenses to income earned on investment securities supporting the liabilities. The expected losses and loss expense payout pattern subject to discounting was derived from the Company's loss payout experience and is supplemented with data compiled from insurance companies writing similar business. The liabilities for losses and loss expenses have been discounted using risk-free discount rates determined by reference to the U.S. Treasury yield curve for non-proportional business, and at the statutory rate for proportional business. The discount rates range from 4.3% to 6.49% with a weighted average discount rate of 5.5%. The aggregate net discount, after reflecting the effects of ceded reinsurance, is $243,000,000, $223,000,000 and $196,000,000 at December 31, 2001, 2000 and 1999, respectively. For statutory purposes, the Company uses a discount rate of 4.3% as permitted by the Department of Insurance of the State of Delaware.

To date, known asbestos and environmental claims at the insurance company subsidiaries have not had a material impact on the Company's operations. Environmental claims have not materially impacted the Company because its subsidiaries generally did not insure larger industrial companies which are subject to significant environmental exposures.

The Company's net reserves for losses and loss adjustment expenses relating to asbestos and environmental claims were $24,794,000 and $29,422,000 at December 31, 2001 and 2000, respectively. The Company's gross reserves for losses and loss adjustment expenses relating to asbestos and environmental claims were $43,405,000 and $57,167,000 at December 31, 2001 and 2000, respectively. Net incurred losses and loss expenses (recoveries) for reported asbestos and environmental claims were approximately $(4,503,000), $1,602,000 and $1,371,000 in 2001, 2000 and 1999, respectively. Net paid losses and loss expenses were approximately $125,000, $3,123,000 and $3,819,000 in 2001, 2000 and 1999, respectively. The estimation of these liabilities is subject to significantly greater than normal variation and uncertainty because it is difficult to make a reasonable actuarial estimate of these liabilities due to the absence of a generally accepted actuarial methodology for these exposures and the potential effect of significant unresolved legal matters, including coverage issues as well as the cost of litigating the legal issues. Additionally, the determination of ultimate damages and the final allocation of such damages to financially responsible parties are highly uncertain.

(17) Industry Segments

The Company's operations are presently conducted through five segments of the insurance business: specialty lines of insurance (including excess and surplus lines and commercial transportation); alternative markets (including the management of alternative insurance market mechanisms); reinsurance; regional property casualty insurance; and international. The specialty segment's business is principally within the excess and surplus lines, professional liability, commercial transportation and surety markets. The Company's alternative markets segment specializes in developing, insuring and administering self-insurance programs and various alternative risk transfer mechanisms for employers, employer groups, insurers and alternative markets funds. The Company's reinsurance segment specializes in underwriting property, casualty and surety reinsurance on both a treaty and facultative basis. The regional property casualty insurance segment principally provides commercial property casualty insurance products. The international segment writes property and casualty insurance, as well as life insurance, in Argentina and the Philippines. For the years ended December 31, 2001, 2000 and 1999, the international segment wrote life insurance premiums of $31,490,000, $33,183,000 and $24,548,000, respectively. During 2001, the Company discontinued its regional personal lines business and the alternative markets division of its reinsurance segment. These discontinued businesses are now being managed and reported collectively as a separate Discontinued Business Segment. Prior period segment information has been restated to reflect these changes.

The accounting policies of the segments are the same as those described in the summary of significant accounting policies. Income tax expense and benefits are calculated in accordance with the Company's tax sharing agreements, which provide for the recognition of tax loss carry-forwards only to the extent of taxes previously paid. Summary financial information about the Company's operating segments is presented in the following table. Income (loss) before income taxes by segment consists of revenues less expenses related to the respective segment's operations. These amounts include realized gains (losses) where applicable. Intersegment revenues consist primarily of dividends and interest on inter-company debt. Identifiable assets by segment are those assets used in the operation of each segment.

	Revenues					
(Dollars in thousands)	Investment Income	Unaffiliated Customers	Inter-Segment	Total	Income (loss) before income taxes	Income Tax Expense (Benefit)
December 31, 2001:						
Specialty	$ 39,390	$ 438,534	$ 2,116	$ 440,650	$ 28,806	$ 7,760
Alternative Markets	37,765	232,671	1,450	234,121	32,971	9,271
Reinsurance	42,536	278,831	2,659	281,490	(54,502)	(20,907)
Regional	51,640	601,202	13,722	614,924	44,403	7,647
International	13,993	137,676	7	137,683	(6,082)	2,224
Discontinued Business	9,762	232,403	—	232,403	(133,480)	(46,718)
Corporate, other and eliminations	(65)	20,480	(19,954)	526	(63,510)	(15,938)
Consolidated	$195,021	$1,941,797	—	$1,941,797	$(151,394)	$ (56,661)
December 31, 2000:						
Specialty	$ 48,706	$ 322,618	$ 2,241	$ 324,859	$ 31,836	$ 9,058
Alternative Markets	37,722	189,658	137	189,795	35,315	9,978
Reinsurance	50,471	348,707	457	349,164	27,760	7,387
Regional	56,955	564,125	1,202	565,327	8,761	2,483
International	9,636	118,234	—	118,234	6,853	1,820
Discontinued Business	9,562	232,392	—	232,392	(9,936)	(3,478)
Corporate, other and eliminations	(2,604)	5,553	(4,037)	1,516	(59,738)	(24,797)
Consolidated	$210,448	$1,781,287	—	$1,781,287	$ 40,851	$ 2,451
December 31, 1999:						
Specialty	$ 50,231	$ 310,373	$ (1,305)	$ 309,068	$ 39,261	$ 8,692
Alternative Markets	30,827	168,635	586	169,221	20,593	6,167
Reinsurance	47,288	341,201	739	341,940	14,091	1,992
Regional	49,705	539,906	1,462	541,368	(78,895)	(4,154)
International	6,469	93,878	—	93,878	3,535	1,443
Discontinued Business	8,462	213,816	—	213,816	(14,141)	(4,949)
Corporate, other and eliminations	(2,666)	5,859	(1,482)	4,377	(63,692)	(54,957)
Consolidated	$190,316	$1,673,668	—	$1,673,668	$ (79,248)	$(45,766)

Interest expense for the alternative markets and reinsurance segments was $2,806,000, $2,921,000 and $2,870,000 for the years ended December 31, 2001, 2000 and 1999, respectively. Additionally, corporate interest expense (net of intercompany amounts) was $42,913,000, $44,675,000 and $47,931,000 for the corresponding periods. Identifiable assets by segment are as follows (Dollars in thousands):

December 31,	2001	2000	1999
Specialty	$1,580,155	$1,425,123	$1,370,837
Alternative Markets	859,502	755,248	754,199
Reinsurance	1,751,428	1,258,155	1,022,776
Regional	1,462,861	1,289,823	1,203,295
International	209,473	248,243	177,675
Discontinued Business	289,313	377,893	357,206
Corporate, other and eliminations	(519,223)	(332,415)	(101,197)
Consolidated	$5,663,509	$5,022,070	$4,784,791

(18) Dividends from Subsidiaries and Statutory Financial Information

The Company's insurance subsidiaries are restricted by law as to the amount of dividends they may pay without the approval of regulatory authorities. During 2002, the maximum amount of dividends which can be paid without such approval is approximately $68 million.

Combined net income (loss) and policyholders' surplus of the Company's consolidated insurance subsidiaries, as determined in accordance with statutory accounting practices, are as follows:

(Dollars in thousands)	2001	2000	1999
Net income (loss)	$(116,307)	$ 56,694	$ (34,598)
Policyholders' surplus	$928,908	$862,994	$851,449

In 2001, the The National Association of Insurance Commissioners ("NAIC") codified statutory accounting practices. The impact of these changes was an increase of $58 million to our policyholders' surplus. The significant variances between statutory accounting practices and GAAP are: For statutory purposes, bonds are carried at amortized cost, acquisition costs are charged to operations as incurred, deferred Federal income taxes are subject to limitations, excess and assumed workers compensation reserves are discounted at a 4.3% rate and certain assets designated as "non-admitted assets" are charged against surplus.

The NAIC has risk-based capital ("RBC") requirements that require insurance companies to calculate and report information under a risk-based formula which measures statutory capital and surplus needs based on a regulatory definition of risk in a company's mix of products and its balance sheet. All of the Company's insurance subsidiaries have an RBC amount above the authorized control level RBC, as defined by the NAIC.

(19) Quarterly Financial Information (unaudited)

The following is a summary of quarterly financial data (In thousands except per share data):

	Three months ended							
	March 31,		June 30,		September 30,		December 31,	
	2001	2000	2001	2000	2001	2000	2001	2000
Revenues	$449,153	$423,324	$490,997	$431,933	$500,072	$445,957	$501,575	$480,073
Net income (loss) attributable to common stockholders	10,266	4,346	9,598	6,636	(47,246)	7,092	(64,164)	18,164
Net income (loss) per share: Basic	.38	.17	.33	.26	(1.63)	.28	(2.04)	.71
Diluted(a)	.36	.17	.32	.26	(1.63)	.27	(2.04)	.68

(a)For periods with a net loss, diluted per share amounts are equal to basic per share amounts so as not to be anti-dilutive.

(20) International Operations

The Company owns 65% of Berkley International, LLC, which conducts insurance operations in Argentina and the Philippines. The international activities are reported in the Company's financial statements on a one quarter lag to facilitate the timely completion of the consolidated financial statements. During 2001, Argentina experienced substantial political and economic problems, including high unemployment, increasing fiscal deficits and declining central bank reserves. The government responded to these problems by converting certain public bonds into guaranteed loans with longer maturities and lower interest rates, abandoning the fixed dollar-to-peso exchange rate and imposing various currency restrictions. It is likely that there will be further changes to Argentine economic and monetary policies in 2002.

Following an analysis of the impact of these changes on its operations and financial statements, the Company reduced the carrying value of Argentine public bonds held by Berkley International, LLC from $58 million to $40 million, resulting in a charge of $18 million, or $7 million net of income taxes and minority interest. In addition, under recent government rulings, it is likely that dollar denominated commercial transactions in Argentina will be converted to pesos at exchange rates that are based on market rates at the time of settlement or on government rulings that may require the use of mandated exchange rates for certain transactions. The Company's assets held in Argentina were approximately equal to its Argentine liabilities. As of December 31, 2001, the Argentine subsidiaries held investments of approximately $44 million, that are held outside of Argentina and not exposed to Argentine credit or currency risk.

As of December 31, 2001, the Company's capital investment in Argentina was $46 million ($30 million net of minority interest), of which approximately $33 million is invested in the non-life insurance business and approximately $13 million is invested in the life insurance business. Income before income taxes, realized gains and minority interest for the Company's operations in Argentina was $10 million for the year ended December 31, 2001. As a result of the recent developments, management expects the Argentine operations to undergo substantial changes. This is likely to include a decline in investment income as a result of lower interest on bonds and the surrender of all or substantially all life insurance policies-in-force.

Independent Auditors' Report

Board of Directors and Stockholders
W. R. Berkley Corporation

We have audited the consolidated balance sheets of W. R. Berkley Corporation and subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of operations, stockholders' equity, comprehensive income and cash flows for each of the years in the three-year period ended December 31, 2001. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of W. R. Berkley Corporation and subsidiaries as of December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the consolidated financial statements, the Company has changed its method of accounting for insurance related assessments in 1999.

New York, New York
February 14, 2002

KPMG LLP

SPECIALTY

Admiral Insurance Company
1255 Caldwell Road, Cherry Hill, NJ 08034
(856) 429-9200 Fax: (856) 429-8611

James S. Carey, CPCU, President & Chief Executive Officer
Scott R. Barraclough, Senior Vice President & Treasurer
Daniel A. MacDonald, Senior Vice President & Secretary
Geoffrey R. Boisvert, Vice President – Information Technology
Curtis E. Fletcher, CPCU, Regional Vice President
Raymond H. McDowell, Regional Vice President
Martin M. Michell, Regional Vice President
Patricia A. Vreeland, Vice President – Human Resources

Berkley Medical Excess Underwriters, LLC
P. O. Box 364, Chesterfield, MO 63006-0364
(636) 536-6063

J. Michael Foley, President
Robbin A. Willis, Vice President – Human Resources/ Administration & Treasurer

Carolina Casualty Insurance Company
8381 Dix Ellis Trail, Jackson Building, Suite 400
Jacksonville, FL 32256
(904) 363-0900 Fax: (904) 363-8098

Armin W. Blumberg, President
Donald J. Bromberek, Vice President – Underwriting
Robert F. Flannery, Vice President – Actuary
J. Madison Macon, Vice President – Marketing
Barbara B. Murray, Vice President – Research & Special Products
William P. Sands, Vice President – Claims
Carroll D. Starmer, Vice President – Management Information Systems
Catherine P. Steckner, Vice President – Human Resources
Betty C. Sutherland, Vice President & Secretary
Gary R. Wothe, Vice President – Finance & Treasurer

Clermont Specialty Managers, Ltd.
3 University Plaza, Hackensack, NJ 07601
(201) 342-4211 Fax: (201) 342-6381

Alfred Schonberger, President
George C. Culliney, Jr., CPCU, Vice President & Secretary – Compliance & Industry Relations
David A. Gianfrancesco, Vice President – Claims
Claire Herstein, Vice President – Operations & Administration
Donald J. Togneri, CPCU, Vice President – Underwriting

Monitor Liability Managers, Inc.
2850 West Golf Road, Suite 800,
Rolling Meadows, IL 60008
(847) 806-6590 Fax: (847) 806-6282

Douglas J. Powers, CPCU, President & Chief Executive Officer
Donald A. Glazier, Senior Vice President – Claims
Sandra C. Nelson, Senior Vice President – Underwriting
David R. Aller, CPCU, Vice President, Producer Development
Joseph B. Haltman, Vice President – Directors & Officers Liability
Peter A. Lindquist, CPCU, Vice President, Chief Financial Officer, Treasurer & Secretary
Thomas J. Mathias, Vice President – Management Liability
Randal P. Mrozowicz, Vice President – Professional Errors & Omissions

Monitor Surety Managers, Inc.
100 Campus Drive, East Wing,
Florham Park, NJ 07932
(973) 660-1000 Fax: (973) 660-0464

Paul J. Fleming, President
John F. Beers, Vice President

Nautilus Insurance Company
Great Divide Insurance Company
7273 East Butherus Drive, Scottsdale, AZ 85260
(480) 951-0905 Fax: (480) 951-9730

Thomas M. Kuzma, President
John M. DiBiasi, Executive Vice President – Underwriting/Agency Relations
John M. Runberg, Senior Vice President & Treasurer
Ellen M. Hageman, Vice President – Operations
Robert M. Kogan, Vice President – Management Information Systems
Vickie L. Potts, CPCU, Vice President – Marketing
Cynthia A. Roa, Vice President – Corporate Development
Philip J. See, Vice President – Claims
Tony Howard, Vice President – Human Resources
Janet L. Shemanske, Vice President & Secretary

ALTERNATIVE MARKETS

Berkley Risk Administrators Company, LLC

920 Second Avenue South, Suite 700
Minneapolis, MN 55402-4023
(612) 376-4200 Fax: (612) 376-4299

Mark C. Tansey, President & Chief Executive Officer
Kenneth R. Hopkins, Chief Operating Officer
Louis A. Golinvaux, Vice President
Kim J. Brenckman, Senior Vice President – Sales/Marketing
Steven J. Davis, Chief Financial Officer
Thomas R. Drake, Chief Information Officer
Michael T. Elsenpeter, Vice President – Client Financial Services
Patricia J. Fish, Vice President – Human Resources/Administration
Leland P. Johnson, Senior Vice President – Claims
Bruce A. Medvec, Senior Vice President – Western Region
Douglass E. Pfeifer, Senior Vice President – Reinsurance/Underwriting

Key Risk Management Services, Inc.

7900 McCloud Road, Suite 300, P.O. Box 49129
Greensboro, NC 27419
(336) 668-9050 Fax: (336) 605-7544

Joe W. Sykes, CPCU, President & Chief Executive Officer
Joe C. Brooks, Senior Vice President – Human Resources
James F. Byrd, CPCU, Vice President – eCommerce
Rebecca H. Karr, CPCU, Senior Vice President – Finance & Chief Financial Officer
Leo J. Lister, Vice President – Claims
Anne H. Roberts, CPCU, Senior Vice President – Alternative Risk Services

Midwest Employers Casualty Company

13801 Riverport Drive, Suite 200
Maryland Heights, MO 63043-4810
(314) 298-7332 Fax: (314) 298-0434

Melodee J. Saunders, President & Chief Operating Officer
Steven J. Link, Executive Vice President
Peter W. Shaw, Chief Financial Officer & Treasurer
Diane L. Butler, Vice President – Client Services
C. Leonard Eslinger, Vice President – Underwriting
Matthew J. Jerabek, Vice President – Claims
Donna L. Knowling, Vice President – Sales & Secretary

Preferred Employers Insurance Company

404 Camino del Rio South, Suite 400
San Diego, CA 92108
(619) 688-3900 Fax: (619) 688-3913

Linda R. Smith, President & Chief Executive Officer
Jan A. Beaver, Vice President & Secretary
Miklos F. Kallo, Vice President, Treasurer & Chief Financial Officer

REINSURANCE

Berkley Insurance Company

100 Campus Drive, Florham Park, NJ 07932-0853
(973) 301-8000 Fax: (973) 301-8155

William R. Berkley, Chairman & President
Larry A. Hansen, Executive Vice President & Chief Financial Officer

Facultative ReSources, Inc.

One Canterbury Green, Stamford, CT 06901
(203) 961-1515 Fax: (203) 961-1525

James W. McCleary, President & Chief Executive Officer
J. Kevin Brawley, Senior Vice President – Property Manager
James H. Crutchley, Senior Vice President – Branch Manager, Stamford, CT
Michael J. Nicholas, Senior Vice President – Branch Manager, Atlanta, GA
Pasquale Tomaino, Vice President – Corporate Controller
Walter R. Carlson, Vice President – Branch Manager, Schaumburg, IL
Norman H. Davis, Vice President – Claims Manager
Stephen A. Samoskevich, Vice President – Manager of Information Technology

Signet Star Re, LLC

100 Campus Drive, Florham Park, NJ 07932-0853
(973) 301-8000 Fax: (973) 301-8154

Craig N. Johnson, President & Chief Executive Officer
Gordon J. Olver, Executive Vice President – Chief Underwriting Officer
Julie K. Halper, Vice President – Chief Actuary
Lewis H. Paul, Senior Vice President – Underwriting
Timothy C. McCoy, Senior Vice President – Underwriting
Stephen P. Horvath, Vice President – Underwriting
James V. Brogan, Senior Vice President – Underwriting
John J. Myers, Vice President – Underwriting
Kevin J. Shea, Senior Vice President – Director of Claims
Carol J. LaPunzina, Vice President, General Counsel & Corporate Secretary
Ian M. Marlow, Vice President – Engineering & Marketing

Berkley Capital Underwriters, LLC

165 Mason Street, Greenwich, CT 06830
(203) 625-9654 Fax: (203) 422-0181

Tom N. Kellogg, President
Richard Agatstein, Senior Vice President
Joan E. Kapfer, Senior Vice President

Vela Insurance Services, Inc.

200 West Madison, Suite 200, Chicago, IL 60606
(312) 553-4413 Fax: (312) 553-4416

Richard P. Shemitis, CPCU, President
O. Erik Hallberg, Executive Vice President – Branch Manager, Santa Ynez, CA
Ritamari Martin, Vice President – Underwriting, Santa Ynez, CA
Patricia Maruszak, Vice President, Treasurer & Corporate Secretary
William L. Braden, Vice President – Underwriting

Fidelity & Surety Reinsurance Managers, LLC

1901 N. Roselle Road, Suite 575,
Schaumburg, IL 60195
(847) 882-6644 Fax: (847) 882-8711

Roger J. Bassi, President
James H. Taylor, Vice President – Claims
Diane M. Igielski, Vice President – Underwriting

Berkley Underwriting Partners, LLC

1 South 450 Summit Avenue, Suite 310
Oakbrook Terrace, IL 60181
(630) 396-0360 Fax: (630) 396-0376

Scott R. Wallace, Executive Vice President – Business Development
Joseph L. Mathews, Senior Vice President – Chief Financial Officer
Frank J. Coglianese, Vice President – Underwriting
Kay L. Frerk, Vice President – Chief Actuary
Alan F. Keener, Vice President – Regulatory Affairs
Bruce L. Licht, Vice President – Director of Information Systems
Joseph M. Pojman, Vice President – Director of Claims
Dominic F. Senese, Vice President – Underwriting

Gemini Insurance Company
StarNet Insurance Company

100 Campus Drive, Florham Park, NJ 07932-0853
(973) 301-8000 Fax: (973) 301-8157

William R. Berkley, President & Chief Executive Officer
Scott R. Wallace, Executive Vice President & Chief Operating Officer
Larry A. Hansen, Executive Vice President & Chief Financial Officer
Richard P. Shemitis, Executive Vice President
Donald M. McGuire, Senior Vice President & Treasurer
Carol J. LaPunzina, Vice President, General Counsel & Secretary

REGIONAL

Acadia Insurance Company

One Acadia Commons, P.O. Box 9010, Westbrook, ME 04098-5010
(207) 772-4300 Fax: (207) 772-6104

Bill Thornton, CPCU, President
Gary L. Hall, CPCU, Senior Vice President
Kevin W. Nattrass, Senior Vice President
Bobbi Amero, CPCU, Regional Vice President, NH
Susan Grady, Regional Vice President, ME
Paul S. McAuliffe, Regional Vice President, MA
Andrew M. Burbank, Vice President – Information Systems
Christopher B. Dowd, CPCU, Vice President – Loss Control
Jane E. Gordon, Vice President – Underwriting
Charles A. Hamblen, CPCU, Vice President – Finance & Treasurer
Kathryn P. Whitmore, Vice President – Human Resources & Secretary

REGIONAL *continued*

Continental Western Insurance Company
Tri-State Insurance Company of Minnesota
Union Insurance Company
11201 Douglas Avenue, Urbandale, IA 50322
(515) 278-3000 Fax: (515) 278-3458

Bradley S. Kuster, CPCU, President
Thomas E. Boots, Senior Vice President – Agency & Information Services
Robert F. Buehler, Senior Vice President & Chief Financial Officer
Walter E. Stradley, Senior Vice President – Underwriting
Michael L. Anania, Regional Vice President – Union Region
Curtis W. Bloemendaal, Regional Vice President – Tri-State Region
Steven J. Freeborn, Regional Vice President – Central Region
Kevin H. Ebers, Vice President – Information Systems
Gregory J. Johnson, Vice President – Claims
Lynsey L. Oster, Vice President – Administration
John F. Thelen, Vice President – General Counsel & Secretary

Berkley Mid Atlantic Group
Firemen's Insurance Company of Washington, D.C.
Berkley Insurance Company of the Carolinas
Presque Isle Insurance Division
6802 Paragon Place, Suite 300, Richmond, VA 23230
(804) 285-2700 Fax: (804) 285-5717

George C. Wynne, President
Wayne S. Carter, CPCU, Regional Vice President
William E. Yount, CPCU, Regional Vice President
Jeffrey E. Bouton, Vice President – Underwriting
David C. Keller, Vice President – Marketing
Eric S. Schelin, Vice President – Information Services
W. Ralph Sitterson, Vice President – Claims

Union Standard Insurance Company
Great River Insurance Company
Union Standard Lloyds
122 West Carpenter Freeway, Suite 350,
Irving, TX 75039-2008
(972) 719-2400 Fax: (972) 719-2401

Craig W. Sparks, President
Jerry W. Crites, Senior Vice President – Claims
James W. Foos, CPCU, Senior Vice President – Underwriting
Edmund P. Hemmerick, CPCU, Senior Vice President – Operations & Treasurer
Mary Jane Neese, Regional Vice President
Greg R. Perkins, Vice President – Information Services
Marie E. Tucker, Vice President

INTERNATIONAL

Berkley International, LLC
475 Steamboat Road, Greenwich, CT 06830
(203) 629-3000 Fax: (203) 769-4098

William R. Berkley, Chairman & Chief Executive Officer
William R. Berkley, Jr., President
Eugene G. Ballard, Senior Vice President & Treasurer
Ira S. Lederman, Senior Vice President, General Counsel & Secretary

Berkley International Argentina S.A.
Carlos Pellegrini 1023, 6th Floor
C1009ABU - Buenos Aires, Argentina
54-11-4378 7900 Fax: 54-11-4378 7910

Fernando Correa Urquiza, President & Chief Executive Officer
Eduardo J. Duvidovich, Chief Financial Officer
Carlos María Moneta, Investments Manager

Berkley International Aseguradora de Riesgos del Trabajo S.A.
Carlos Pellegrini 1023, 3rd Floor
C1009ABU - Buenos Aires, Argentina
54-11-4378 8000 Fax: 54-11-4378 8088

Carlos J. María Facal, President & Chief Executive Officer

Berkley International Life Compañia de Seguros de Vida S.A.

Carlos Pellegrini 1023, 4th Floor
C1009ABU - Buenos Aires, Argentina
54-11-4378 8008 Fax: 54-11-4378 7977

Roberto G. Carlos, President & Chief Executive Officer
Jaime Víctor Solnicki, Vice President

Berkley International Seguros S.A.

Mitre 699, S2000COM-Rosario, Argentina
54-341-410 4200 Fax: 54-341-425 9802

Carlos Pellegrini 1023, 1st & 2nd Floors
C1009ABU - Buenos Aires, Argentina
54-11-4378 8100 Fax: 54-11-4378 8111

Eduardo I. Llobet, President & Chief Executive Officer
Osvaldo P. Borghi, Chief Operating Officer

Berkley International Philippines, Inc.
Berkley International Life Insurance Co., Inc.
Berkley International Plans, Inc.
Family First, Inc.

9th Floor, The Enterprise Centre, Tower 2
6766 Ayala Avenue, corner Paseo de Roxas
Makati City, Philippines
(632) 755-1500 Fax: (632) 755-1501

Felipe R. Diego, President
Daniel L. Villanueva, Executive Vice President & Chief Financial Officer
Robb S. Paulsen, Executive Vice President & General Manager – Family First, Inc.
Adnelle M. Valeza, Vice President – Information Technology

Global Direct LLC

475 Steamboat Road, Greenwich, CT 06830
(203) 629-3000 Fax: (203) 769-4098

Craig Abel, Managing Director

SERVICE OPERATIONS

Berkley Dean & Company, Inc.

475 Steamboat Road, Greenwich, CT 06830
(203) 629-3000 Fax: (203) 769-4096

James G. Shiel, President
Edward F. Linekin, Senior Vice President

Berkley Technology Services LLC

405 Silverside Road, Suite 205, Wilmington, DE 19809
(302) 439-2000 Fax: (302) 439-2016

10 Roundwind Road, Luverne, MN 56156
(507) 283-9195 Fax: (507) 283-2627

"Safe Harbor" Statement

This report may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Any forward-looking statements contained herein, including those related to our outlook for the industry and for the Company's performance for the year 2002 and beyond, are based upon the Company's historical performance and on current plans, estimates and expectations. The inclusion of this forward-looking information should not be regarded as a representation by us or any other person that the future plans, estimates or expectations contemplated by us will be achieved. They are subject to various risks and uncertainties, including but not limited to, the cyclical nature of the property casualty industry, the long-tail and potentially volatile nature of the reinsurance business, product demand and pricing, claims development and the process of estimating reserves, the uncertain nature of damage theories and loss amounts, the increased level of our retention, natural and man-made catastrophic losses, including as a result of terrorist activities, the impact of competition, the availability of reinsurance, the ability of our reinsurers to pay reinsurance recoverables owed to us, investment results, exchange rate and political risks, legislative and regulatory developments, changes in the ratings assigned to us by rating agencies, uncertainty as to our reinsurance coverage for terrorist acts, availability of dividends from our insurance company subsidiaries, our successful integration of acquired companies or investment in new insurance ventures, our ability to attract and retain qualified employees and other risks detailed from time to time in the Company's filings with the Securities and Exchange Commission. These risks could cause the Company's actual results for the year 2002 and beyond to differ materially from those expressed in any forward-looking statement made by or on behalf of the Company. Forward-looking statements speak only as of the date on which they are made, and the Company undertakes no obligation to update publicly or revise any forward-looking statement, whether as a result of new information, future developments or otherwise.

Officers and Board of Directors

Officers

WILLIAM R. BERKLEY
Chairman of the Board and
Chief Executive Officer

EUGENE G. BALLARD
Senior Vice President – Chief Financial Officer
and Treasurer

WILLIAM R. BERKLEY, JR.
Senior Vice President

ROBERT P. COLE
Senior Vice President – Regional Operations

PAUL J. HANCOCK
Senior Vice President – Chief Corporate Actuary

ROBERT C. HEWITT
Senior Vice President – Risk Management

H. RAYMOND LANKFORD
Senior Vice President –
Alternative Markets Operations

IRA S. LEDERMAN
Senior Vice President, General Counsel
and Secretary

MICHAEL E. LOMBARDOZZI
Senior Vice President – Planning and Operations

JAMES W. McCLEARY
Senior Vice President – Reinsurance Operations

JAMES G. SHIEL
Senior Vice President – Investments

EDWARD A. THOMAS, CPCU
Senior Vice President – Specialty Operations

HARRY J. BERKLEY
Vice President – Information Technology

EDWARD F. LINEKIN
Vice President – Investments

KENNETH R. McKINION
Vice President –
Information Technology Operations

CLEMENT P. PATAFIO
Vice President – Corporate Controller

JOSEPH M. PENNACHIO
Vice President – Human Resources

JOSEPHINE A. RAIMONDI
Vice President – Senior Counsel

SCOTT A. SIEGEL
Vice President – Taxes

DAWN M. CALLAHAN
Director of Investment Accounting

BRIAN J. NOLAN, CPCU
Assistant Corporate Controller

RAYMOND J. O'BRIEN
Assistant Vice President –
Director of Internal Audit

JANET L. SHEMANSKE
Assistant Secretary

ROBERT E. SLATTERY
Director of Corporate Information Systems

JOHN E. WARYCHA
Assistant Corporate Controller –
Financial Reporting

BRUCE I. WEISER
Assistant Vice President – Counsel

Directors

WILLIAM R. BERKLEY
Chairman of the Board and
Chief Executive Officer

WILLIAM R. BERKLEY, JR.
Senior Vice President

RONALD E. BLAYLOCK
Founder, Chairman and Chief Executive Officer
Blaylock & Partners LP (investment banking firm)

MARK E. BROCKBANK
Insurance Consultant

GEORGE G. DALY
Dean, Stern School of Business
New York University

ROBERT B. HODES
Counsel to Willkie Farr & Gallagher
(attorneys at law)

RICHARD G. MERRILL
Retired Executive Vice President of
Prudential Insurance Company of America

JACK H. NUSBAUM
Chairman, Willkie Farr & Gallagher
(attorneys at law)

MARK L. SHAPIRO
Private Investor

Corporate Information

Auditors

KPMG LLP
New York, NY

Outside Counsel

Willkie Farr & Gallagher
New York, NY

Annual Meeting

The Annual Meeting of Stockholders of W. R. Berkley Corporation will be held at 2:30 p.m. on May 14, 2002 at the offices of W. R. Berkley Corporation, 475 Steamboat Road, Greenwich, Connecticut 06830.

Shares Traded

Common Stock of W. R. Berkley Corporation is traded on the New York Stock Exchange. Symbol: BER

Transfer Agent and Registrar

Mellon Investor Services LLC
New York, NY

Web Site

For additional information, including press releases, visit our internet site at:

http://www.wrberkley.com

Annual Report on Form 10-K

The Annual Report on Form 10-K filed with the Securities and Exchange Commission contains additional financial and other information with respect to W. R. Berkley Corporation. Copies of the Form 10-K will be furnished to stockholders upon request. Please direct all inquiries to:

Ira S. Lederman
General Counsel and Secretary
W. R. Berkley Corporation
475 Steamboat Road
Greenwich, Connecticut 06830.

OPERATING OFFICERS

1. CRAIG ABEL
Global Direct LLC
2. ARMIN W. BLUMBERG
Carolina Casualty Insurance Company
3. JAMES S. CAREY
Admiral Insurance Company
4. ROBERTO G. CARLOS
Berkley International Life Compañia de Seguros de Vida S.A.
5. FELIPE R. DIEGO
Berkley International Life Insurance Co., Inc.
6. CARLOS J. MARÍA FACAL
Berkley International Aseguradora de Riesgos del Trabajo S.A.
7. PAUL J. FLEMING
Monitor Surety Managers, Inc.
8. J. MICHAEL FOLEY
Berkley Medical Excess Underwriters, LLC
9. KEN HOPKINS
Berkley Risk Administrators Company, LLC
10. CRAIG N. JOHNSON
Signet Star Re, LLC
11. TOM N. KELLOGG
Berkley Capital Underwriters, LLC
12. BRADLEY S. KUSTER
Continental Western Insurance Company
13. THOMAS M. KUZMA
Nautilus Insurance Company
14. EDUARDO I. LLOBET
Berkley International Seguros S.A.
15. DOUGLAS J. POWERS
Monitor Liability Managers, Inc.
16. MELODEE J. SAUNDERS
Midwest Employers Casualty Company
17. ALFRED SCHONBERGER
Clermont Specialty Managers, Ltd.
18. RICHARD P. SHEMITIS
Vela Insurance Services, Inc.
19. LINDA R. SMITH
Preferred Employers Insurance Company
20. JAIME VICTOR SOLNICKI
Berkley International Life Compañia de Seguros de Vida S.A.
21. CRAIG W. SPARKS
Union Standard Insurance Company
22. JOE W. SYKES
Key Risk Management Services, Inc.
23. MARK C. TANSEY
Berkley Risk Administrators Company, LLC
24. BILL THORNTON
Acadia Insurance Company
25. FERNANDO CORREA URQUIZA
Berkley International Argentina S.A.
26. GEORGE C. WYNNE
Firemen's Insurance Company of Washington, D.C.


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W. R. Berkley Corporation
475 Steamboat Road
Greenwich, Connecticut 06830
(203) 629-3000